AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Energy Limited
ABN 74 115 061 375

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

30 September 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
<u>File No.</u> 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Paul McWilliams
Company Secretary

10/19

Issues Raised and Reported to the ASX

Period 01 September 2007 – 30 September 2007 (inclusive)

03/09/2007	AGL announces new General Manager of Retail
10/09/2007	North America and UK Conference Presentation
24/09/2007	AGL Energy receives proposed price for AlintaAGL
25/09/2007	Appendix 3Y Mark Johnson
25/09/2007	Appendix 3Y Jeremy Maycock
25/09/2007	Appendix 3Y Maxwell Ould
25/09/2007	Appendix 3Y Graham Reaney
27/09/2007	ASX Statement
27/09/2007	AGL Concise Annual Report 2007
27/09/2007	AGL Full Annual Report 2007
27/09/2007	AGL Notice of AGM 2007
27/09/2007	AGL Proxy Appointment Form 2007 AGM

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	03-Sep-2007
Time	10:56:45
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL announces new General Manager of Retail

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

AGL

AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media release

Monday, September 3, 2007

AGL announces new General Manager of Retail

Australia's largest integrated energy company AGL Energy Limited (AGL) today announced the appointment of Greg Conway as General Manager of Retail Businesses.

Mr Conway will be responsible for AGL's growing residential, small and medium enterprises and smaller industrial customer base. AGL has more than 4.1 million customers across Australia.

Mr Conway was most recently Client Executive of Financial Services, Strategic, Commercial and Global Accounts within Australia for major global IT outsourcing company EDS. He has worked in a number of senior executive roles in Banking and Investment Banking and was previously Chief Operating Officer Group Operations of Westpac.

AGL Managing Director Paul Anthony said Mr Conway brought a wealth of skills in modern customer development, operations and retention from the banking and IT services industries.

"As the energy market evolves and matures, it requires greater focus and transferable skills from other markets that have undergone similar deregulation," Mr Anthony said.

"We are particularly interested in the progressive development of customer support and retention techniques deployed in the global retail banking markets.

"We made a conscious effort to seek a new leader for our retail businesses who possesses such skills.

"Greg has a demonstrable track record of delivering profitable change in the retail banking sector."

Mr Conway said: "The primary drivers of value creation in financial services mass markets and the energy sector are very comparable.

"Both industries need to deliver business outcomes that lower the cost to serve and provide excellence in customer service through improved processes, technology and skilled people.

"I am very pleased to be joining AGL and be entrusted with the opportunity to contribute toward achieving such outcomes."

Ends

Further enquiries:
Media
Matthew Horan
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 403 934 958
e-mail: mhoran@catocounsel.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

AGL is Australia's leading energy provider and the only energy producer with a full suite of renewable generation, providing gas and electricity to more than six million Australians.

AGL is a world-class integrated energy company, with major investments in the supply of gas and electricity, as well as a substantial base of customers across Australia.

AGL is committed to leading Australia in minimising the effects of climate change, investing in sustainable energy businesses such as wind farms and innovative environmentally friendly projects such as the underground Bogong hydroelectric power station in Victoria's High Country.

Listed on the Australian Securities Exchange (ASX code: AGK), AGL is an S&P/ASX 50 company with a market capitalisation of about A$7billion. AGL has a heritage of 170 years of operations as an energy provider in Australia.

AGL maintains a BBB investment grade credit rating from Standard & Poor's.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	10-Sep-2007
Time	14:48:43
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

North America and UK Investor Conference Presentation

AGL

Australia's leading energy company

Paul Anthony, Managing Director & CEO



Nth America & UK Investor Conferences
September 2007

Disclaimer

The information in this presentation:

- Is not an offer or recommendation to purchase or subscribe for securities in AGL Energy Limited or to retain any securities currently held
- Does not take into account the potential and current individual investment objectives or the financial situation of investors
- Was prepared with due care and attention and is current at the date of the presentation
- Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in AGL Energy Limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice

AGL Energy

Growing from a position of strength

- Australia's largest retailer of gas & electricity;
  - ~4.0m customer accounts across NSW, Victoria, South Australia, Queensland & Western Australia (includes 100% of JV's)
  - ~1.1m dual-fuel customer accounts (includes 100% of JV's)
  - 170 years of operational experience in the Australian energy market
- Diversified upstream generation & gas portfolio delivering natural hedge to retail customer base;
  - ~3,600MW of equity generation
  - ~4,200PJ of equity & contract gas with considerable depth & flexibility
- Comprehensive suite of *identified*, clean technology growth opportunities
  - ~1,300MW of renewable & clean burn gas generation projects under review
- S&P/ASX 50 company with market capitalisation of ~AUS$7 billion & BBB investment grade credit rating (Standard & Poor's)
- A leader in energy market consolidation & integration









A focused energy company

Operational Snapshot

Retail Customer Accounts
2.0 M gas
2.0 M electricity
1.1 M dual-fuel
(includes 100% of JVs)

Generation
~3,600 MW equity capacity
~5,300 MW (includes 100% JVs & development projects)

Gas Reserves[2]
~3,320 PJs contracted gas
~890 PJs equity gas

New Generation Developments
~1,300 MW identified renewables & clean burn gas

Energy Sales
Electricity ~41 TWh p.a.
Gas ~235 PJ p.a.

Other

ELGAS:	50% investment, 500,000 customers across Australia
Gas Valpo, Chile:	Gas distribution ~600 km network length ~41,000 customers ~10 PJ load
CSM Energy:	35% investment in coal mine methane extraction

Map Key

- Hydro generation
- Gas generation
- Brown coal generation
- Other Cogeneration (15 MW)
- Landfill and biogas generation (40 MW)
- PNG Upstream gas



PNG UPSTREAM GAS (~11.9 & ~66.7% EQUITY) ~330 PJ
COOPER BASIN - GAS 560 PJ (CONTRACT)
MORANBAH GAS PROJECT (50% EQUITY) ~208 PJ
BOWEN / SURAT BASIN - GAS 1,155 PJ (CONTRACT)
QGC - GAS (27.6% EQUITY) ~310 PJ
QLD ACCOUNTS
70,800 gas
473,000 electricity
WA ACCOUNTS[1]
576,000 gas
1,500 electricity
ALINTA AGL COGENERATION[1] - GAS (33% OF 631 MW)
OAKEY-GAS (282 MW) POWER PURCHASE AGREEMENT
AGL HYDRO NSW (62.2 MW)
SYDNEY BASIN - GAS (50% EQUITY) 41 PJ & 130 PJ (CONTRACT)
SA ACCOUNTS
64,000 gas
467,000 electricity
NSW ACCOUNTS
757,000 gas
237,000 electricity
WATTLE POINT WIND FARM (22.5 MW OFF-TAKE)
HALLET WIND FARM DEVELOP (95 MW)
TORRENS ISLAND - GAS (1,280 MW)
VIC ACCOUNTS
477,000 gas
646,000 electricity
ACT ACCOUNTS
107,000 gas
151,000 electricity
OTWAY BASIN - GAS 315 PJ (CONTRACT)
LOY YANG A - COAL (32.5% OF 2,120 MW)
SOMERTON - GAS (150 MW)
AGL HYDRO VIC (583 MW)
BOGONG EXPANSION (140MW)
GIPPSLAND BASIN - GAS 1,160 PJ (CONTRACT)

[1] AGL Energy has a 33% interest in AlintaAGL
[2] 1 PJ (Petajoule) = ~1 BCF (billion cubic feet)

The integrated strategy

The 'four corners' big goal approach


target:
~3-4,000 PJ
equity gas
target:
~5,000 MW
generation
upstream supply
gas
electricity
upstream
equity gas
fuel
contracts
contract
gas
thermal fuel
generation
diversity
of supply
contracts
renewable
generation
gas
storage
power purchase
agreements
diversity of
haulage
products
complex hedge
products
& trading
influencing regulatory & industry outcomes
growth platform & skills to succeed across gas & electricity
energy chains
hunters & gatherers of value across gas & electricity
energy chains
downstream supply
gas
currently
4 million
customer
accounts
electricity
target:
5million
customer
accounts

- Driving consolidation in a fragmented market
- Exploiting first mover advantage – "win end game" to deliver ongoing, sustainable returns
- Deeper participation in profit pools of appreciating commodities (gas & electricity)
- Full integration across dual electricity & gas supply chains to mitigate against commodity price traps, enhance robustness of earnings, add optionality & extract value from supply chain links
- Structuring portfolio to benefit under a carbon constrained environment

Delivering the integrated strategy

Strengthening the energy supply chain links in 2007

- Purchase 35% of CSM Energy (coal mine methane)
- Purchase 27.6% (310PJ) in QGC (csm)
- Developing PNG LNG proposal with JV partners
- Purchase 50% (208PJ) in Moranbah project (csm)
- Acquired additional Sydney Basin permit acreage

- Acquired 20 year, 740PJ GSA with QGC and;
- Acquired 10 year, 300PJ GSA with TIPS taking total contract gas portfolio to 3320PJs

- QGC & TIPS GSA's deliver additional diversity of gas supply contracts across all major on shore basins & suppliers

- Secured WUGS gas storage agreement per TIPS

- Facilitate build of QNS 'missing link' gas pipeline through EPIC GTA. Combined with existing GTA's provides additional diversity, security of supply and opportunity to commercialise QGC reserves

- Purchased Sun Gas retail adding ~71,000 customer accounts in fast growth Qld market
- ~30,000 increase in dual-fuel customers in FY07



target:
~3-4,000 PJ
equity gas
target:
~5,000 MW
generation
upstream supply
gas
electricity
upstream equity gas
contract gas
diversity of supply contracts
gas storage
diversity of haulage products
fuel contracts
thermal fuel generation
renewable generation
power purchase agreements
complex hedge products & trading
influencing regulatory & industry outcomes
downstream supply
gas
currently 4 million customer accounts
electricity
target: 5million customer accounts

- Hallett 95MW Wind farm development
- Wattle Point (22.5MW) Wind farm off take agreement
- TIPS (300PJ) GSA (& WUGS storage)
- QGC (740PJ) GSA

- Purchased 1,280MW Torrens Island Power Station (TIPS)
- Further 900MW clean burn gas generation in development stage

- Building Hallett 95MW Wind farm
- Building 140MW Bogong Hydro Power Station
- Secured 71MW Hallett Hill Wind farm development rights
- Further 400MW of renewable generation in development stage

- Oakey 282MW power station - output & despatch rights strengthening Qld portfolio peak load risk management abilities

- Joined Chicago Climate Exchange providing liquid market to trade credits as well as gain broader carbon trading skills ahead of domestic market commencement

- Purchased Powerdirect retail adding ~ 473,000 customer accounts including leading SME business across Qld, NSW, Vic & SA
- AlintaAGL JV adds ~ 576,000 customer accounts

2007 performance highlights

Financial

- $319.8m pro forma underlying (scheme booklet) NPAT
- $325.6m pro forma underlying (post acquisitions) NPAT
- Total FY07 dividend of 35.5 cps fully franked

Operational

- Business transformation & re-engineering nearing completion
  - ~40% / 880 FTE head count reduction
  - commensurate increase in key performance indicators (kpi's)
- Retail customer management & billing system on track & under budget
  - design & build complete, testing underway, scheduled live Q4 07

Strategic

- ~40% net increase in customer numbers to 4.0m
- ~110% / 1900MW net increase in equity generation to ~3600MW of which ~1000MW is renewable generation
- ~50% / 1400PJ net increase in equity & contract gas to ~4200PJ
- Additional ~400MW of renewable generation under review
- Additional ~900MW of clean burn gas generation under review

Execution of 'four corners' integrated strategy delivers:

- Business diversity & strength in extreme market conditions as evidenced by delivering FY07 scheme booklet forecast result; and
- Reaffirmation of 15% EPS target for FY08;
- Electricity hedge book value +$3.9 billion at balance date demonstrating depth & diversity of portfolio

✔ delivered scheme booklet guidance

✔ 39% increase in EBITDA to $715.9m

✔ 30% increase in EBIT to $550.1m

✔ acquisitions performing ahead of expectations

2007 performance highlights

Financial

12 months to	pro forma[1] underlying (scheme booklet) 30 June 2007	pro forma[1] underlying (post acquisitions) 30 June 2007
Revenue	4,172.6m	4,773.9m
EBITDA	715.9m	747.2m
EBIT	550.1m	574.7m
Profit after income tax	319.8m	325.6m
Less: Significant Items	(85.9m)	(88.7m)
NPAT (pro forma)	233.9m	236.9m
Underlying basic EPS pre significant items	79.5c[3]	77.3c[4]
Final dividend per share[2]	26.0c	
Franking %	100%	



Contract Prices 2008
SA
Qld
NSW
Vic
$/MWh
$100
$90
$80
$70
$60
$50
$40
$30
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07



Victorian Gas Spot Price
$/GJ
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jan-07
Mar-07
Apr-07
Jun-07
Aug-07

1. AGL Energy Limited (AGL) statutory result (as per ASX Appendix 4E) for the year ended 30 June only reflects subsidiary companies in AGL during that year. Not all of these subsidiaries were in AGL for the full year (refer Note 14 of ASX Appendix 4E) as they were transitioning in at varying dates in preparation for demerger. Accordingly pro forma numbers for the year ended 30 June 2007 have been detailed in this presentation
2. The Directors have declared a final dividend of 26.0 cents per share for the year, fully franked. This dividend relates to earnings of AGL Energy Limited for the period 26 October 2006 until 30 June 2007. An interim dividend of 9.5 cents per share, fully franked, was paid by AGL Energy on 22 March 2007. A dividend of 25.5 cents per share, fully franked, was paid by The Australian Gas Light Company on 23 October 2006 in respect to earnings of The Australian Gas Light Company for the period 1 July 2006 to 25 October 2006
3. Based on weighted average shares of 402.3 million
4. Based on weighted average shares of 421.5 million

Delivering total business efficiency



Retail Headcount
(end target FY09 ~ 640 FTE's)
Retail FTE
1300
1100
900
700
500
300
Apr-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned



Corporate & Merchant Headcount
(end target FY08 ~400 FTE's)
Corporate & Merchant Businesses FTE
1300
1100
900
700
500
300
Apr-06
Dec-06
Jun-07
Jun-08
Jun-09
Actual
Planned



headcount reduction 90% complete
improved business performance

Business re-engineering exercise nearing completion & delivering planned improvements in operational efficiency and effectiveness across entire business:

- Generation portfolio start reliability & availability continue to perform well
- Billing backlogs. Bills issued more than 4 days behind schedule have reduced from 56,500 at June 2006 to 17,200 at June 2007, representing a reduction of 70% year on year
- Consolidation. The consolidation of all back office functions into Melbourne has been completed with no detrimental impact on processes or service. This included the functions of Income Operations, Electricity Transfers, C&I Billing, Mass Market Billing and Data Operations and ~250 roles
- Customers with accounts in credit. Major improvements in reconciling and closing accounts with credit balances with 134,000 accounts now reduced to 13,000

Business transformation program & head count reduction nearing completion delivering improved efficiency & effectiveness across the business

Delivering total business efficiency

Project Phoenix & Corporate Cost outs


Cumulative Annualised
Phoenix Cost Savings
$20m
$30m
$60m
FY2007
FY2008
FY2009
Achieved
Forecast

- Project Phoenix delivering against planned cost savings target - year to date annualised saving of ~$20m


Actual timing of $60 million savings
$12m
$22m
$25m
$60m
FY2007
FY2008
FY2009
FY2010
Achieved
Forecast


Cumulative Annualised
Corporate Cost Savings
$30m
$30m
$55m
FY2007
FY2008
FY2009
Achieved
Forecast

- Corporate cost savings delivering against plan - year to date annualised saving of ~$30m


Actual timing of $55 million savings
$17m
$30m
$42m
$55m
FY2007
FY2008
FY2009
FY2010
Achieved
Forecast

Strengthening retail capabilities

Consumer understanding	♦ Refocus customer research with group strategic priorities & ensure research is linked into business decisions
Marketing mix & spend	♦ Realign marketing activities with group strategic priorities & direction
Health of brand	♦ Prepare retail business for co-ordinated & supportive operation alongside AGL re-branding, deploy systems to track brand effectiveness & enhance web portal
Customer retention	♦ Deploy procedures to effectively maintain customers in a competitive market, increase contracting rates & customer 'stickiness'
Acquisition	♦ Increase cross sell rates across all product types & customer segments & improve field force capabilities / effectiveness
Call centre operations	♦ Reduce repeat calls, reduce cost per call & enhance operational capabilities
Revenue assurance	♦ Reduce revenue leakage & improve bad debt recovery

Enhancing retail system efficiencies

On track & on budget

- Delivering a world class single, scaleable customer management & billing system with unassailable market leading cost to serve

Completed

- Detailed design and build:
  - design, configuration & build of retail business processes, voice architecture, interfaces, reports & industry regulated enhancements
  - rationalisation of retail products & rates: ~1,100 to 78 strategic products & ~1,000 to 33 rate categories

Current

- Appointment of Applications Management Outsourcing (AMO) provider
  - appointed global firm of TATA Consultancy Services (TCA), delivering global intellect and experience
  - delivers ability to significantly reduce costs in running existing (non phoenix) AGL IT systems
- System testing & deployment preparation:
  - integration testing, industry market participant connectivity, data cleansing
  - workforce transition, organisational & process readiness, cut over readiness (5 trial conversions then 3 complete dress-rehearsals)

Next

- Two stage deployment:
  - release 1: Q4 2007 (mass market customers), release 2: Q2 2008 (mass market customers)
  - further releases (covering I&C customers and balance of mass market)

Removing seven disparate customer management & billing systems and building a single, strategic system

Building upstream generation

Material increases add robustness



2007: ~ 3600MW
Equity generation
2006: ~1687MW
Equity generation
Coal Hydro Co-Generation Gas Wind

- **Bogong Power Station**
  - 140MW hydro plant under construction
- **Sun Gas generation plants**
  - additional 4 renewable & low carbon generation plants acquired with total capacity of 43MW
- **Hallet Wind farm**
  - creative $258m funding deal for 95MW wind farm retaining all output, green credits and O&M contract until 2033
- **Torrens Island Power Station (TIPS)**
  - 1,280MW intermediate and peak plant acquired for $417m
  - WUGS gas storage agreement
  - 300PJ, 10 year GSA
- **Joined Chicago Climate Exchange (CCX)**
  - access to liquid market for trading credits
  - delivers additional revenue
  - broadens trading knowledge base ahead of local carbon emissions trading market introduction
- **Oakey 282MW output/dispatch rights**
  - secured 7 year agreement strengthening Qld peak load risk management

Deepening upstream gas

Material increases add robustness

Contract Gas 3320PJ



Indicative demand
300
250
200
150
100
50
0
Petajoules
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2006 portfolio
2007 portfolio (+QGC, Sun Gas, TIPS)

Equity Gas 889PJ



Natural Gas, 330PJ
CSM, 559PJ

- Moranbah (Arrow)
  - 50% project stake for $93m
  - second largest single producing CSM project in Australia
  - no exploration risk with 'back-in' rights
- QGC
  - initial 27.6% equity stake for $327m
  - 740PJ, 20 year gsa & $22.5m gas market development fee
  - pricing below current average portfolio price
- Sydney Basin
  - grant of additional 21 year production lease
- CSM Energy
  - initial 35% equity stake for $3m
  - leverage to burgeoning coal mine methane (cmm) industry
  - right to 35% stake in all cmm projects pursued
- PNG LNG project study
  - exploring proposal with JV partners to deliver earlier commercialisation of gas reserves

Delivering gas to market
Market leading depth & diversity


Bowen / Surat Basin
1155PJ Contracted
517PJ Equity
Cooper Basin
560PJ's Contracted
QSN
Pipeline
Sydney Basin
130PJ Contracted
41PJ Equity
Otway Basin
315PJ's
Contracted
WUGS
Gas
Storage
contract
Gippsland Basin
1160PJ's Contracted
LNG peaking contract

- Considerable flexibility within equity & contract gas portfolio
  - ACQ 'up & down', MDQ, ToP & flexible delivery points
- Rolling buy long / sell short portfolio strategy
- Pricing mechanism & flexibility ensures ongoing competitiveness
- QSN pipeline & associated GTA deliver missing link
  - market leading diversity & security of supply
  - opportunity to commercialise QGC reserves
- Peak management demand tools
  - multiple contracts, storage (WUGS), LNG (Gasnet/APT), TIPS to oil, line pack, 'park & loan', demand side management

The largest portfolio of contract gas in Australia ~3,300 PJ and a growing East Coast Australia equity gas portfolio of ~560 PJ (~890PJ including PNG)

Growth projects

A market leading portfolio of identified projects

Generation	95MW Hallett (SA) wind:	Ahead of schedule & on budget, due for completion 1H08
	140MW Bogong (Vic) hydro:	Ahead of schedule & on budget, due for completion 2H09
	600MW Kogan (Qld) gas:	Secured site, currently progressing permitting Targeting commissioning Q2 2010
	330MW Macarthur (Vic) wind:	Project feasibility currently under review vs other development options
	300MW Leafs Gully (NSW) gas:	Option over site secured & currently progressing permitting
	71MW Hallett Hill (SA) wind:	Development options acquired, final investment decision due 2008
Upstream Gas	Camden JV gas (AGL 50%):	Sales at 5.5 PJ pa (gross); Plant capacity up to ~13PJ pa (gross); active drilling program underway
	Moranbah equity gas (AGL 50%):	Targeting additional ~150PJ certified 2P reserves (net) in FY08
	QGC equity gas (AGL 27.6%):	Recently upgraded 2P reserves by 20%; targeting additional 2,000PJ certified 2P reserves (QGC 100% basis) over next 24 months
	PNG equity gas (AGL 3.3%):	Entered into cost sharing agreement to investigate ExxonMobil–led LNG project initiative; decision to enter FEED by early next year

In summary

The 'four-corners', integrated robust business model

Financial

- Delivered FY07 result under extreme market conditions & volatile weather occurrences
- Delivered FY07 result against backdrop of strategic acquisitions/investments which by their inherent nature (gas for use in later years) placed additional short term pressure on earnings target
- Delivered FY07 result in line with Scheme Booklet forecast for underlying business

Operational

- Business re-engineering & associated cost reductions delivering improved business performance as measured across a range of KPI's, ultimately to deliver $55m pa of sustainable cost savings
- Project Phoenix progressing to schedule and budget, ultimately to deliver $60m pa of sustainable costs savings and market leading cost to serve

Strategic

- Four-corners strategy delivering superior market integration;
  - ~40% (net) increase in customer numbers to 4.0m
  - ~50% (net) increase in equity gas to ~ 900PJ taking total equity & contract gas portfolio to ~4200PJ
  - ~110% (net) increase in equity generation to ~3600MW (across base, intermediate & peaking) and robust hedge book (+$3.9billion marked to market @ 30 Jun)
- Market leading balance & flexibility across upstream and downstream gas & electricity energy chains

Outlook & way forward

Financial outlook	♦ FY08 forecast underlying profit on business as usual basis (including results from investment in QGC and acquisition of Sun Gas, Powerdirect & TIPS) of $380 - $400 million ♦ Equates to EPS range of 88-92 cents, delivering on stated 15% target ♦ AGL currently anticipates FY08 underlying profit at upper end of range ♦ Dividend payout ratio of approximately 60% (on underlying EPS basis)
Strategic way forward	♦ Continued, disciplined roll out of the 'four corners' strategy: – targeting ~3,000-4,000PJ of equity gas – targeting ~5,000MW of equity generation – targeting ~5 million customer accounts – AlintaAGL: buyer at the right price/right structure, seller at the right price

Further information / contacts

A range of information on AGL Energy Limited including asx & media releases, presentations, the inaugural 2007 financial year results as well as historical 'The Australian Gas Light Company' scheme booklets, annual reports, sustainability reports, presentations and financial results are all available from our website: www.agl.com.au or www.aglinvestor.com alternatively, contact:

Graeme Thompson
Head of Investor Relations
AGL Energy Limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

Supplementary information



Profit & loss[1,2] (excluding significant items & fair value adjustments)

12 months to $m	Pro forma (scheme booklet) 30 June 2007	Pro forma (post acquisitions) 30 June 2007
Revenue	4,172.6	4,773.9
Expenses	(3,456.7)	(4,026.7)
EBITDA	715.9	747.2
EBIT		
Retail	203.5	192.5
Merchant	375.1	410.7
Energy Investments (GasValpo, ActewAGL, AlintaAGL & Elgas)	64.0	64.0
Corporate	(92.5)	(92.5)
Total EBIT	550.1	574.7
Less Finance costs[3]	(82.4)	(98.7)
Profit before tax	467.7	476.0
Less: Income tax expense[4]	(147.9)	(150.4)
Net profit after tax	319.8	325.6

1. AGL Energy Limited (AGL) statutory result (as per ASX Appendix 4E) for the year ended 30 June only reflects subsidiary companies in AGL during that year. Not all of these subsidiaries were in AGL for the full year (refer Note 14 of ASX Appendix 4E) as they were transitioning in at varying dates in preparation for demerger. Accordingly pro forma numbers for the year ended 30 June 2007 have been detailed in this presentation
2. AGL has elected to report financial results externally as it reports and manages its business internally. Accordingly the numbers reported in this presentation are on the same basis as reported in the original scheme booklet (dated 29 August 2006) with regard transfer pricing for wholesale energy costs between the merchant energy and retail energy business units. Under these transfer pricing arrangements the benefit flowing from AGL's gas and electricity trading activities are retained in the merchant energy business unit. The transfer pricing methodology previously adopted by The Australian Gas Light Company (i.e. old AGL) in its external profit reporting to market and as detailed in the "management vs statutory reconciliations/commentary" in the demerger scheme booklet release presentation (29 August 2006) and in the supplementary scheme booklet (dated 21 September 2006) are redundant
3. Finance costs are calculated by combing the actual interest expense post demerger to 30 June 2007 ($90.9 million) with the additional scheme booklet interest from 1 July to demerger ($7.8 million)
4. Tax expense is calculated by taking the effective tax rates and applying this to the pro forma EBIT results by business unit.

Significant items

12 months to $m	Pro forma 30 June 2007
IT asset write off	(22.7)
Project write offs	(4.5)
Demerger costs	(52.2)
Redundancy / restructuring costs	(34.3)
PNG feed costs	(7.4[1])
Significant items before tax	(121.1)
Less tax applicable	35.2
Significant items after tax	(85.9)

1. Differs to 31 Dec 06 due to costs associated with finalisation of JV

Statutory cash flow summary

Period $m	6 months Jan-Jun 07
EBITDA	379.0
Equity accounted associates & joint ventures	(18.5)
Net finance costs	(47.1)
Tax paid	(58.0)
Working capital	(25.4)
Operating cash flow	230.0
Stay In Business (SIB) capex	(9.5)
Cash flow after SIB capex	220.5
Less: dividends paid	(35.8)
Free cash flow	184.7

Balance sheet

	As at 30 June 2007 $m
Current Assets	7,275.5
PPE and Oil and gas Assets	1,606.7
Other Non Current Assets	5,225.3
Total Assets	14,107.5
Current Liabilities	3,733.6
Total Debt	2,400.0
Other Non Current Liabilities	1,456.3
Total Liabilities	7,589.9
Net Assets	6,517.6
Contributed Equity	3,858.9
Reserves	2,137.5
Retained Earnings	521.2
Total Equity	6,517.6

Debt funding

debt 30 June 07	$m
AGL Energy Limited	2,375
GasValpo	25
Gross Borrowings	2,400
Less: Cash	(280)
Net Borrowings	2,120

- BBB (S&P) long term rating maintained
- FFO interest cover 5.8 times[1]
- Gearing: 24.9% [2]

facilities[3] 30 June 07 ($m)	limit	usage	available	maturity
Term facilities Tranche A	380	380	0	Oct 07
Term facilities Tranche B	633	633	0	Oct 09
Term facilities Tranche C	887	887	0	Oct 11
Revolving credit facility	500	475	25	Oct 09
Bridging loan facility	300	0	300	Jun 08
Total debt facilities	2,700	2,375	325	
Guarantee Facilities	921	820	101	Aug 07, May 10, Oct 09 & 11

1. Pro forma basis, 12 month period, assuming AGL Energy debt in place from 1 July 06. FFO calculated as : EBITDA less equity accounted profits plus dividends received less tax
2. Net debt / net debt + equity
3. Interest rate exposure against $1.1 billion of total facilities of $2.4 billion is fully hedged through until Oct 09

Statutory to pro forma reconciliation

12 months to	30 June 2007 $m
STATUTORY PROFIT AFTER TAX -Jun 07	410.5
Add statutory interest expense	132.2
Add statutory tax expense	180.6
STATUTORY PROFIT BEFORE INTERTEST & TAX (EBIT)	723.3
Add EBIT for subsidiaries from 1 Jul 06 to date acquired by AGL Energy	182.2
Add significant items not included in pro forma EBIT	121.1
Less Fair Value adjustments (ineffective hedges before tax)	(451.9)
Pro forma EBIT excluding Fair Value	574.7
Less Powerdirect, Sun Gas and QGC EBIT	(24.6)
PRO FORMA EBIT	550.1
Less pro forma interest expense	(82.4)
Less pro forma tax expense	(147.9)
PRO FORMA PROFIT AFTER TAX	319.8

Merchant – carbon effective generation

A leading renewable position

Current generation ~ 3,600MW[1]


Coal 19%
Renewable 5%
Hydro 22%
Gas 54%

Potential generation post development projects ~ 5,300[2]


Coal 13%
Renewable 11%
Hydro 15%
Gas 61%

Post development projects

~61% of generation clean-burn, gas-fired

~26% of generation renewables & hydro

Both the current & potential AGL generation portfolios are well structured to deliver ongoing benefits in a carbon constrained environment

1 = Equity generation (includes Wattle Point off take 22.5MW & Oakey output & despatch rights 282MW) and plant under construction (360MW)

2 = 1 + 100% of JV's & development projects

Merchant – mitigating price movements & capturing profit pools

Indicative hedging approach for mass market

- A balance of own generation coupled with prudent forward hedge planning
- Intra year cover of ~90% or more of forecast load



indicative forecast energy load – mass market
Trading discretion based on house view of forward prices
min 80% forecast energy load
min 65% forecast energy load
min 50% forecast energy load
min 35% forecast energy load
min 25% forecast energy load
Yr1
Yr2
Yr3
Yr4
Yr5



indicative forecast energy load – mass market
Trading discretion based on house view of forward prices
min 80% forecast energy load
min 65% forecast energy load
min 50% forecast energy load
min 35% forecast energy load
min 25% forecast energy load
Yr1
Yr2
Yr3
Yr4
Yr5
indicative equity generation Yr1 (current) through Yr5 (planned)

As equity generation increases the need for derivative hedge cover decreases delivering increased portfolio robustness through market cycles

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	24-Sep-2007
Time	10:08:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Energy receives proposed price for AlintaAGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx and media release

24 September 2007

AGL Energy receives proposed price for AlintaAGL

AGL Energy Limited (AGL) has received notice from Alinta 2000 Limited (Alinta) of the option exercise price at which Alinta is prepared to sell its 67 per cent interest in AlintaAGL Pty Ltd to AGL.

The price proposal was received on 21 September under the terms of the Subscription and Call Option Deed between Alinta and AGL, agreed in August last year during the companies' merger and subsequent demerger.

The agreement gave AGL the option to either move to 100 per cent ownership of AlintaAGL, or sell its 33 per cent interest at a pro-rata price, in the event of a change in control of Alinta. Alinta was acquired by Babcock & Brown last month.

AlintaAGL owns the Western Australian retail business formerly owned by Alinta as well as generation assets at Alcoa's Pinjarra and Wagerup alumina refineries.

AGL has three months to consider the proposal and will advise the market when it notifies Alinta of its decision.

Ends.

Further enquiries:
Media
Matthew Horan
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 403 934 958
e-mail: matthew@catocounsel.com.au

Analysts & Investors
Stephen Mikkelsen, Chief Financial Officer
Direct: + 61 2 9921 2777
Mobile: + 61 (0) 407408874
e-mail: smikkelsen@agl.com.au

About AGL

AGL is Australia's leading integrated energy company. Drawing on 170 years of experience, it includes retail and merchant energy businesses, power generation assets and an upstream gas portfolio. AGL has Australia's largest retail energy and dual fuel customer base supplying around 4.1 million customer accounts. This includes customers supplied with gas and electricity through AGL's joint venture partnerships, ActewAGL and AlintaAGL. AGL has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation as well as renewable sources including hydro, wind, landfill gas and biomass. One of Australia's largest renewable energy producers, AGL is looking to further expand this position by exploring a suite of low emission and renewable energy generation development opportunities.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	25-Sep-2007
Time	14:22:52
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3Y Mark Johnson

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK RODERICK GRANGER JOHNSON
Date of last notice	20 JUNE 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 SEPTEMBER 2007
No. of securities held prior to change	210,068
Class	ORDINARY
Number acquired	8,647
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.77
No. of securities held after change	218,715

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	25-Sep-2007
Time	14:23:44
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3Y Jeremy Maycock

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY CHARLES ROY MAYCOCK
Date of last notice	20 JUNE 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 SEPTEMBER 2007
No. of securities held prior to change	DIRECT - 640 INDIRECT - 15,741
Class	ORDINARY
Number acquired	2,004
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.77
No. of securities held after change	DIRECT - 2,644 BROOKFIELD SUPERANNUATION PTY LTD (As trustee for Brookfield Super Fund A/C) - 6,041 JCR & EJ MAYCOCK FAMILY TRUST - 9,700

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	25-Sep-2007
Time	14:24:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3Y Maxwell Ould

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MAXWELL GILBERT OULD
Date of last notice	29 AUGUST 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 SEPTEMBER 2007
No. of securities held prior to change	DIRECT - 12,944 INDIRECT - 5,000
Class	ORDINARY
Number acquired	1,250
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.77
No. of securities held after change	DIRECT - 14,194 INDIRECT - 5,000

+ See chapter 19 for defined terms.

Nature of change *Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back*	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	25-Sep-2007
Time	14:25:10
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3Y Graham Reaney

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN REANEY
Date of last notice	20 JUNE 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 SEPTEMBER 2007
No. of securities held prior to change	DIRECT – 62,906 INDIRECT – 30,000
Class	ORDINARY
Number acquired	1,711
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.77
No. of securities held after change	DIRECT – 64,617 G J REANEY FAMILY TRUST – 10,000 RENILTON PTY LTD – 20,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be *disclosed in this part.*

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	27-Sep-2007
Time	08:27:24
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx statement

27 September 2007

AGL Energy Limited is about to commence dispatch of its Concise Annual Report 2007, Full Financial Report 2007 and the Notice of Meeting in respect of the Annual General Meeting to be held on 8 November 2007. A copy of each of these documents has been lodged with the ASX today.

Paul McWilliams
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	27-Sep-2007
Time	08:28:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Concise Annual Report 2007

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

A breath of fresh air.

AGL Concise Annual Report 2007.


AGL

Contents.



Paul Anthony's mind map: implementing our 'four corners' strategy.



✓ Capture lowest-cost competitive advantage
✓ Lead industry consolidation
✓ Vertical integration to mitigate cost volatility and deepen access to profit pools
✓ Enhance shareholder return
Upstream Supply Electricity
Contracted to buy 1280MW Torrens Island Power Station $417 million on 29 January 2007
Secure development rights for 90-135MW Hallett Wind Farm
Develop new option for green/brown fuel. Develop TIPS and Leafs Gully
Improve hedging policy
Build QLD and NSW peaking plant
Raise awareness by measuring own carbon footprint
Mitigate impact of carbon impost
Build Hallett 95MW Wind Farm $258 million from 15 December 2006
Expand range of renewable energy sources as they become commercially viable
Build Bogong Hydro Station 140MW $230 million by 2009
Integrate generation to mitigate costs
Join Chicago Climate Exchange to gain leverage 19 March 2007
Downstream Retail Electricity
Acquired 33% of AlintaAGL October 2006
Contracted to buy Powerdirect $1.2 billion on 19 February 2007 80% increase in AGL electricity load
Leverage purchasing power
Capture scale advantage
Build cornerstones in growth markets
Single operating platform for Retail Project Phoenix- benefits $60 million per year by FY 2010
Develop innovative products to differentiate
Capture green space
Single operating platform for Retail Project Phoenix- benefits $60 million per year by FY 2010
Capture lowest-cost competitive advantage
Lean organisation; restructure of organisation driving $55 million p.a saving from 2009
Improve organisation agility, reduce management layers from 8-4 completed in Fin Yr 2007
Develop new talent pools 70% of top managers new appointees completed in Fin Yr 2007
Contracted to buy Sun Gas $75 million on 27 November 2006
Downstream Retail Gas
Develop LNG proposal for PNG gas investment on 2 July 2007
Deepen access to gas profit pools / Mitigate gas price traps
Enhance security and longevity of supply
Secure greater gas storage facilities: WUGS via TIPS
Capture coal seam methane purchase 35% in CSM $3 million 6 June 2007
Purchase of Moranbah 50% stake $US 68.7 million (approximately $AU 93 million) in August 2006
Purchase 27.6% stake in QGC 2 March 2007 for $326 million 740PJ contract to 2027
Acquired new gas production lease in NSW 16 March 2007
Epic pipeline: the missing link to complete our gas pipeline transportation $140 million from 2009
Upstream Supply Gas

Key numbers.



Group PAT: $410.5 million

Group PAT of $410.5 million includes the impact of fair value adjustments and the contributions from the Powerdirect and Sun Gas businesses acquired during the year.

Group PAT on a pro-forma basis^ would be $319.9 million, which was in line with management's expectations, and consistent with projections for the post-demerger position of AGL Energy Limited. While the overall position was consistent with post-demerger forecasts, there was some variability in the component parts, particularly Retail Energy and Merchant Businesses.



Retail Energy EBIT: $203.4 million^

Retail Energy EBIT of $203.4 million was down on the prior-year comparative of $234.7 million. Milder weather conditions led to volume shortfalls in both gas and electricity sales resulting in decreased gross margins. Margins were also negatively impacted by the mix of customers with some higher margin customers being lost to customers with lower overall margins.



Merchant Businesses EBIT: $375.1 million^

Merchant Businesses EBIT of $375.1 million was up on the prior-year comparative of $214.7 million. Full-year contributions from Southern Hydro and PNG combined with a very good contract book were the main drivers of this substantial improvement. The contribution from Loy Yang Power also increased due to the effect of the higher electricity pool prices.



Gas and electricity accounts

We now have two million electricity customer accounts and two million gas customer accounts*.


1.27
customer is ~~1.25~~ in June

Dual fuel accounts

Our dual fuel accounts increased by 2.8% and now stand at 1,126,920. Our average products-per-customer increased from 1.25 at June 2006 to 1.27 at June 2007.

*Includes 100% of joint ventures

^The financial key numbers excluding the Group PAT of $410.5 million are pro-forma results which detail the total group profit after tax (PAT) and the Retail Energy and Merchant Businesses earnings before interest and tax (EBIT), on a basis that the AGL Energy group existed in this form for the entire 12 months to 30 June 2007. That is, regardless of the time that each legal entity became a member of the AGL Energy group, its results have been included for the 12-month period. These results exclude the impact of fair value adjustments, significant items and the Powerdirect and Sun Gas businesses acquired during the year.

Mark: This reporting period has seen great changes to our business and rapid progress towards our strategic goals. This strategy and its execution has been led by Paul Anthony, our newly appointed Chief Executive. Paul and his team have delivered a superior demerger outcome for AGL and then moved on to lay the cornerstones of a world-class integrated energy company of scale and financial robustness. With this intense change and activity in mind, it's very pleasing to report that our 2007 results are in line with our previous forecasts.

Paul: We've seen AGL successfully undertake a large and very complex corporate transaction. At the same time we have implemented the company's new 'four corners' strategy. To have completed this transformation without a slip – given the enormity of the task – is a remarkable feat, and a tribute to the AGL staff involved.

In June 2006, we embarked on a complete overhaul of AGL's business processes and the redesign of its retail systems to allow us to focus on improving our services to customers. This re-engineering of our business processes will see AGL convert its 165 legacy support systems' processes down to a single unified operating platform. In doing so, AGL will deliver a 50% reduction in full-time employees within its retail business. These changes will secure reductions of 25% in the cost of serving our customers.

With this system due to go live in the fourth quarter of calendar year 2007, we are now preparing to take advantage of our new system's capabilities, using the enhanced customer data to improve our services to customers and design focused products that can be brought to market with speed and accuracy.

AGL's aim is to be admired not just within Australia, but globally as a leading integrated energy company. Our internal changes go far beyond simply improving our energy retailing capability. We have enhanced the top team at AGL with further experience to take us forward as a world-class integrated energy company and we have completed 90% of an initiative to 'right size' the remainder of our business. This restructuring has reduced the remaining corporate support employees by 60%, resulting in organisational effectiveness, efficiency gains and further cost savings.

Mark: The Australian energy scene is changing rapidly as the sector moves towards full deregulation. For AGL the choice was obvious: we could either take a passive position or drive the pace of change in consolidation and take control of our destiny. AGL's 'four corners' strategy has, in less than 12 months, unfolded into a series of strategic acquisitions and organic growth initiatives, which have placed AGL in a strong position as the largest integrated energy company in the land.

AGL now commands a strong position on cost-to-serve within its retail

We've successfully undertaken one of the largest mergers in Australian corporate history and regenerated into a sector leader...

Paul Anthony,
Managing Director and CEO



business. It controls generating capacity which is well matched to its demand and has capability across the full suite of proven renewable energy technologies.

Paul: We've not only concentrated our efforts in power generation. We have also built a strong position in upstream equity gas during this short period of time. Our acquisition of upstream gas interests now amount to 900 PJ (2P) and has been widely acknowledged by the investor community as economically wise and smartly transacted.

At the same time, AGL has, through a series of carefully planned strategic acquisitions, evolved into the country's largest national retailer of energy. We now have a strong cornerstone position in all mature and growth markets.

Sustainability to AGL is an imperative, not an accessory! We've invested more than $2.25 billion in recent years in renewable generation. We continue to evaluate further investment in renewable energy sources. This year we were the first Australian business to commit to the Chicago Climate Exchange, and the first non-American power utility to take advantage of this opportunity. AGL is building up a material asset base and trading capability in the renewable space and an active role in the shaping of policy in carbon trading and abatement.



Mark & Paul: Sustainability is a factor that plays directly on our position as an energy leader, not just in terms of scale, but to deliver double digit returns to our shareholders over the medium term.

We must also mention the turbulent time the energy markets have gone through during this reporting period. We have witnessed a one-in-100 year drought which hampered our ability to operate our newly acquired Southern Hydro assets and resulted in an extreme shortage of energy production from generators of all types across the national electricity market. At the same time, we experienced record-breaking temperature extremes. These severe market conditions caused some of the highest and most volatile electricity prices in the history of the national electricity market. Some smaller energy retailers had to close their businesses to new customers. Some energy retailers were forced to cease retailing energy altogether. At AGL, our skill, ingenuity, foresight and prudent hedging policy protected us from these extremes and positioned us well.

AGL's transformation has only just begun. Utilising the skills and commitment of the AGL team, we will relentlessly continue to hunt and capture value for our shareholders. We will improve our services to customers to build a world-class company that delivers outstanding returns, all without losing sight of our impact on the community and the environment.

...which is the ideal position to pursue our role as a world-class energy major.

MARK JOHNSON, CHAIRMAN

Who gets the hot water into the coffee? AGL. What about the chocolate in the biscuit? Arnott's... and AGL again.

COLETTE STUTO, AGL EMPLOYEE AND CUSTOMER, SYDNEY

Browse the supermarket shelves and you'll be surprised how many brand names we're helping get to market. Arnott's is a perfect example. Our partnership goes back more than 75 years, to the day gas was first connected to Arnott's original factory in Sydney's Strathfield. Today we supply all their gas and electricity requirements across four states, as well as working with them on carbon-reduction strategies for the future. That's important when you need 106 gigawatt hours every year – or, to come back to the coffee, enough energy to make 445,200 cups.



Arnott's annual requirements by state (MWh)


NSW 50,000
VIC 22,000
SA 14,000
QLD 20,000



Guess who's an AGL customer?


Coopers



AGL provides the link between eco-friendly power and traditional brewing. TIM COOPER, MANAGING DIRECTOR, COOPERS BREWERY

All the beer produced by Coopers Brewery each day - all 20,000 cartons - has passed through a brewing process powered uniquely by AGL. We custom built a new power plant within Coopers' premises, designed around the energy-efficient principles of cogeneration. (*Cogeneration* is the simultaneous production of two forms of energy from a single fuel source. In this case, electricity and steam are generated from natural gas.) Our innovative design won an Engineering Excellence Award from the South Australian chapter of Engineers Australia. Sometimes sustainability *can* be all beer and skittles.


5
4
3
1
2

AGL (3,600 MW) equity generation

1. Clean burn gas **54%**
2. Hydro **22%**
3. Coal **19%**
4. Wind **3%**
5. Landfill and biogas/cogeneration **2%**

Guess who's an AGL customer?

Centennial Coal's underground coal mining operations at Mandalong, in New South Wales' Hunter Region, tap into more than simply coal. Coal mine methane (CMM) is also a valuable by-product, but one that currently escapes into the atmosphere.

AGL has recently agreed to build and operate a gas delivery and flare system at the mine, to convert the methane into less environmentally-harmful gases. This conversion is the equivalent of preventing 280,000 tonnes of CO_2 from entering our atmosphere every year.

Plans are already in place for a CMM-fired generator to be built on site to convert this by-product into usable power, with substantial commercial and operational benefits for Centennial.

AGL's leadership team get hands-on experience with some of our major clients.

From left to right:

Paul McWilliams
Head of Corporate Support Services and Company Secretary, AGL

Scott Thomas
Head of Major Customers, AGL

Donna Dryden
General Manager, Sustainable Development, Centennial Coal

Emily Kucukalic
Head of Brand and External Relations, AGL

Phil James
Group General Manager, Retail Energy, AGL



OneSteel is the largest manufacturer of long steel products in Australia, and one of its leading metals distribution companies, with revenues in excess of $6 billion. It manufactures and distributes a comprehensive range of solutions in steel, including structural, rail and rod bars, wire, tube, pipes, valves and recycled metals, as well as reinforcing mesh such as the Handimesh® example pictured below.

Since 2000, AGL has met OneSteel's various needs for gas and electricity in four states, and looks forward to assisting OneSteel in its plans for expansion.

Jane Thomas
Head of People & Culture, AGL

Mark Gell
General Manager, Corporate Development & Sustainability, OneSteel

Paul Anthony
Managing Director and CEO, AGL

Stephen Mikkelsen
Chief Financial Officer, AGL

Inghams, a major player in Australia's poultry industry with more than 7,000 employees nationwide, has had a 10 year relationship with AGL. Together, AGL and Inghams are developing sustainable solutions to reduce their future carbon footprint.

AGL is working with Inghams to improve energy efficiency at one of its largest sites. AGL has also provided a critical and detailed briefing to the senior management team outling the facts behind climate change and the risks and opportunities it presents.

Paul Frazer
Head of Group Business Development, AGL

Julia Seddon
Environment Manager, Inghams

Michael Fraser
Group General Manager Merchant Energy, AGL

Mike Moraza
General Manager, Gas Development, AGL



AGL is helping us extend a bit of warmth to the people who need it most. Toby Hall, CEO, Mission Australia

At AGL, we believe our success is measured not only by the financial outcomes of what we do, but by the social and environmental impact our actions have on wider society. We've made it a goal to connect our business and employees with vulnerable groups within the community in ways that make a genuine contribution, engage our people and strengthen our business.



Energy for Life
AGL's community investment program, Energy for Life, reflects our commitment to making a difference in the communities where we live and work. It acknowledges that the skills, expertise and energy that lie within our business and within every one of our employees – can make a real contribution towards alleviating hardship and improving the lives of others. As an energy company committed to encouraging energy efficiency as broadly as we can, Energy for Life places a special emphasis on assisting vulnerable Australians to reduce their energy costs.

Warmth in Winter for vulnerable Australians
As a provider of energy to more than three million homes across the country, Warmth in Winter is AGL's way of assisting those Australians who don't enjoy the comfort and security of a warm home each night.

For four years AGL's Warmth in Winter program has been helping to fund the winter energy bills of emergency accommodation services in New South Wales, Victoria, South Australia, and from this year, Queensland. Our support to these agencies frees up valuable funds they can redirect to services which directly assist their clients. This year our support funded more than 150,000 warm winter nights for 253 agencies. Since the program began, Warmth in Winter has funded more than 520,000 warm winter nights for homeless Australians.

Warmth in Winter also funds a number of energy audits and installations of energy efficient retro-fits for selected emergency accommodation services, helping them to make ongoing reductions to their energy consumption and costs. Last year our support helped 12 services save between $800 and $10,000 a year – which, in terms of carbon emissions, was the equivalent of taking 35 cars off the road permanently. This year we aim to make an even larger contribution through our audits, which will commence shortly.

Energy matters
As part of our commitment to encourage energy efficiency, this year AGL has invested in three key initiatives of our strategic partner, Mission Australia, to support their important work. In South Australia a three-year pilot program will assist vulnerable households, many of whom have sought help through AGL's Staying Connected customer hardship program, to reduce their energy usage and costs. Clients will receive practical support from Mission Australia through home energy audits, access to a no-interest loans scheme to purchase energy efficient appliances, advice on managing household finances and referrals to further support services to help get them back on track.

In New South Wales, we're funding the provision of energy efficient design, materials, fit-out and appliances for the relocation of a homeless family service. And in Victoria, our funding will facilitate the planning and development of a major best-practice emergency accommodation service in central Melbourne.

Our employees: agents for change
AGL's volunteering program is AGL's way of delivering hands-on assistance to the community. All employees are eligible to take paid volunteering leave and, for four years now, our employees have been supporting disadvantaged Australians in hundreds of ways. This year, volunteering efforts included career coaching of long-term unemployed people, staging parties for people experiencing homelessness, paint-and-fix projects for emergency accommodation services and mentoring of disadvantaged young people.

Our people are also encouraged to contribute to our 17 partners through our Employee Giving program, with all their contributions matched dollar-for-dollar by AGL. This year we provided $186,301 to our Employee Giving partners. Since the program began in 2003, we have donated about $1 million to charities, with nearly 30% of that going to support services such as The Salvation Army, Mission Australia and Youth Off the Streets, to help people experiencing homelessness.

Staying Connected is AGL's National Hardship Program. It's available to our residential customers who are experiencing temporary or long-term financial difficulties that make paying their energy bills difficult. It is designed to provide personalised assistance and support to help customers get back on track with their energy bills.

From this year, our three year pilot program with Mission Australia will connect our Adelaide Staying Connected customers with additional support services; including home energy audits, assistance to purchase energy efficient appliances, case management and referral to other welfare services and individual support with household budgeting.





Everyone's got a carbon footprint. It's just a question of 'what size foot would you rather have?' ANDREW DUDGEON, MANAGER SUSTAINABILITY STRATEGY, AGL

Now more than ever, sustainability issues are central to the success of our business. Since the completion of the transaction with Alinta Limited and the formation of AGL Energy in October last year, we have a renewed focus on identifying and managing environmental and social risks and opportunities.



John Fitzgerald, AGL Corporate Lawyer, records a personal set of footprints with daughter Emily.

AGL continues to provide leadership around managing sustainability issues for the energy sector. AGL is an independently assessed constituent of the FTSE4Good Index Series and is listed on the Dow Jones Sustainability World Index.

.. a generator and retailer of electricity, AGL is committed to reducing the carbon intensity of electricity generation, while at the same time meeting customers' expectations on energy cost. In recent years AGL has invested more than $2.25 billion in renewable energy generation projects utilising a range of technologies including wind, hydro and biomass power generation.



AGL has taken a leading position in setting binding greenhouse emission reduction targets as the only utility outside of North America to become a member of the Chicago Climate Exchange. This market provides us another opportunity to access the global buyers for our carbon offset projects. And we've also used our position as one of the largest Australian producers of verified greenhouse offsets to support community based emission reduction initiatives such as Earth Hour. For this event, AGL provided greenhouse gas offsets for the electricity generated for all its 180,000 customers in New South Wales for the entire 24 hours of 31 March 2007.

Our approach to sustainability goes beyond a purely environmental view; it's about people too.

Helping our employees to stay focused and feel supported has been a priority of the last 12 months. This included access to flexible working arrangements, volunteering, carer's leave and the employee assistance scheme. AGL's wellbeing program had benefits such as health and financial literacy which assisted employees to maintain a balance between work and personal commitments. These programs have been hallmarks of our commitment to supporting employee wellbeing.

This year AGL was ranked as the number one ASX50 company for climate change reporting by the Association of Chartered Certified Accountants Australia & New Zealand (ACCAA). The AGL Sustainability Report 2007 will be released at this year's Annual General Meeting.

Growing demand for electricity, coupled with an increasing scarcity of available water, is forcing AGL to develop new and innovative power generation solutions. As the largest investment in an Australian hydro-electricity project in over 25 years, the Bogong hydro-electricity scheme will transform the existing Kiewa scheme into a more efficient peak operation by utilising the existing releases from the Rocky Valley Reservoir.

In addition to being a zero emission plant, Bogong also has been designed to minimise the current environmental impacts of the operation of McKay Creek by returning the Pretty Valley branch of the East Kiewa River to natural water flows.



Even when we're facing some of the hottest competition in the world, our dual-fuel accounts continue to increase.

Our downstream Retail Energy division handles the purchase, sale and marketing of gas and electricity to AGL's two million electricity customer accounts and two million gas customer accounts^. Over the past 12 months, the retail energy market has become even more fiercely competitive. Victoria is the most competitive energy market *in the world*, with South Australia in third place*. Although we lost approximately 100,000 customer accounts due to the effects of this fierce competition, we've increased our dual fuel accounts by more than 30,000.

Our total number of dual fuel accounts now stands at 1,126,920. This represents an increase of products per customer from 1.25 at June 2006 to 1.27 at June 2007.

Competition for major customers in the industrial and commercial segment has been similarly intense. We maintained our gas market share across all regions through good retention, strong acquisitions and growing our customer base, but were forced to reduce our margins for most of the retention volumes that were recontracted. Electricity markets have been equally challenging. As prices for wholesale energy have dramatically risen, customers have experienced considerable increases in their electricity supply costs.

We're revising our sales-engagement model to provide better levels of customer service and pinpoint directions for business development. This will give us the competitive advantage of having a clearer 'whole of customer' view, thanks to superior customer account planning and focused project-development activities.

Queensland entry
In addition to our transformation program, we entered the Queensland retail market by successfully acquiring the Sun Gas and Powerdirect businesses from the Queensland Government. Powerdirect delivered AGL an additional 473,000 residential, small-to-medium enterprise (SME), and industrial and commercial electricity customers. Sun Gas added approximately 70,800 residential and industrial and commercial gas customers. Powerdirect residential customers consume more electricity per household on average than residential customers in other states and, when combined with the Sun Gas acquisition, provides AGL the platform to offer dual-fuel capabilities in Australia's fastest-growing market. These acquisitions are consistent with our 'four corners' strategy and will cement AGL's position as the energy retailer of choice in Australia.

Retail regulation
During the year, regulated energy prices were varied in line with existing multi-year price agreements in South Australia (for electricity), New South Wales (for gas) and Victoria (for both gas and electricity). AGL continues to actively support the development of a consistent, efficient national regulatory framework for Australia's energy markets, which would reduce the regulatory burden and provide retailers with the opportunity to deliver more effective and consistent service to customers regardless of their home state. The national framework is now scheduled to be implemented by 1 July 2008.

^Includes 100% of joint ventures

**Australian Electricity Market Competitive Intensity Index*, Datamonitor, September 2006

AGL's Customer Service call centres have continued to perform in 2006/2007. As well as handling 3.7 million calls, we worked hard to achieve a 20% improvement in call quality performance.







As population grows, demand for power grows. We're planting our generation seeds today so we'll have more to harvest tomorrow.

Every day, AGL is engaged in a fine balancing act between 'upstream' and 'downstream' concerns. As our customer numbers increase, naturally we also want to increase our ability to reliably supply those customers via our gas and power generation portfolios. Maintaining an even balance of our trading portfolios, power generating assets and upstream gas interests, with that of our retail load and our major customers who include a number of Australia's largest energy consumers is a key deliverable.











Our upstream business comprises focused electricity procurement, generation operations and generation development projects. These are: Gas Development, involved in upstream gas developments; Wholesale Gas, purchasing gas supplies for AGL's retail business and wholesale customers; and Energy Services, managing small-scale renewable power generation.

We also focus on the needs of our major industrial and commercial customers, to make sure the base of our vertically-integrated model is secure and continues to grow. We go beyond the straight sale of energy by providing technical expertise and advice on energy efficiency to help these customers more effectively manage their energy usage and give them the best solutions for their large-scale power needs.

Merchant Power
By continuing to manage AGL's upstream assets better, Merchant Power has a central role in managing wholesale market risk, ensuring that optimum margins can be passed on to shareholders. This year, our upstream activity has taken on an unmistakable shade of green:

- Construction commenced on South Australia's 95 megawatt (MW) Hallett Wind Farm (see inset) and Victoria's 140 MW Bogong Hydro development. Bogong will be the largest hydroelectric plant constructed on the mainland in 20 years.

- Through an agreement with TRUenergy, AGL has divested the 180 MW Hallett Power Station and acquired the 1,280 MW gas-fired Torrens Island Power Station in Adelaide. Torrens Island, being a flexible, low-emission plant, provides us with a significant capability to manage the volatility of the wholesale electricity market.

AGL's diverse generation portfolio, spread across traditional thermal generation (gas and coal) as well as renewable sources (including hydro, wind, landfill gas and biogas), has reduced our greenhouse gas burden and will add value in the carbon-conscious times ahead.

Gas Development

Three key acquisitions during the past year have bolstered the diversity of AGL's wholesale gas portfolio:

- A 50% interest in Queensland's Moranbah Gas Project for $93 million. Moranbah was Australia's largest coal-seam methane (CSM) producer in 2006/2007, located in the heart of the expanding Gladstone/Townsville energy corridor.
- A 27.6% shareholding in Queensland Gas Company (QGC) for $327 million, as well as a sale agreement to purchase up to 740 petajoules (PJ) of gas over the next 20 years.
- A 35% shareholding in CSM Energy for $3 million. CSM Energy is a company engaged in coal-mine methane extraction and commercialisation, providing entry into a fast-growing segment of an industry facing tighter environmental restrictions.

AGL continues to build its understanding, skills and technical competence in the CSM sector thanks to its 50% stake in New South Wales' Camden Gas Project. Camden is the first AGL-operated upstream CSM asset, and our efforts since taking over the operator role in early 2006 have led to technical breakthroughs, such as large-scale horizontal drilling and increased production.

AGL retains its oil and gas licence interests in PNG (ranging from 11.9% to 66.7%) and will continue to work with its joint venture partners to extract maximum value from the assets. New opportunities to commercialise the gas reserves, such as liquid natural gas (LNG) exports, are being investigated.

Wholesale Gas

In late 2006, AGL successfully bid for the Sun Gas business owned by Queensland's Energex Limited, with the transaction completing on 1 February 2007.

This single acquisition significantly increased AGL's presence in one of eastern Australia's fastest growing gas markets. Sun Gas consisted of approximately 70,800 commercial, industrial and retail customers in south-eastern Queensland and Victoria. As well as expanding the wholesale gas portfolio with contracts in Queensland and Victoria for supply and transport services and agreements, the natural gas within the portfolio has now increased to around 250 PJ per annum.

Energy Services

The Energy Services business has continued the successful delivery of small-scale renewable energy projects including:

- Commissioning two landfill power generation plants in Hobart and Glenorchy, and a cogeneration plant with Symex Limited.
- Acquiring the assets of Powerdirect Utility Services (PDUS) as part of the Queensland Government's retail energy sales process. Since taking ownership of the four PDUS projects on 1 March 2007 AGL has delivered better-than-forecast returns.

Energy Services is well positioned to take advantage of the increased awareness of global warming and the way businesses will need to change to minimise it and particularly the growing attractiveness of investments in clean power and the possibilities offered by carbon trading. 2008 will be a year of continued growth, thanks to a pipeline of opportunities in small-scale renewables, customer-partnered cogeneration and our sustainability consultancy activities.

AGL's Hallett Wind Farm passed a construction milestone in March 2007, with the completion of the first of 45 planned turbines. Each turbine will stand more than 80 metres high, making them the largest built in the southern hemisphere. AGL's emission-free generation portfolio is set to receive a further boost: pending Board approval, Hallett will be joined by another 71 MW wind farm at a neighbouring site, scheduled to come online in 2009.





It's all about assembling a portfolio that lines up with the corporate vision. Getting our ducks in a row, so to speak.

This year's television campaign encouraged consumers to 'bundle' their domestic utilities with ActewAGL.

Energy Investments

ActewAGL (50%)
As part of the merger of AGL's infrastructure assets with Alinta, AGL's interests in the gas and electricity networks in the ACT were transferred to Alinta. AGL's interests in ActewAGL since that time relate exclusively to the retail joint venture between AGL and Actew Corporation. The ActewAGL retail business interests involve the retailing of gas and electricity in the capital region and Nowra.

The joint venture has about 152,000 electricity and 107,000 natural gas customers. The joint venture performed extremely well during the year despite increasing competitive pressures and increasing wholesale energy costs, supported in part by a television campaign (pictured) encouraging consumers to 'bundle' their domestic utilities with ActewAGL.

AlintaAGL (33%)
AlintaAGL is a joint venture between Alinta and AGL located in Western Australia, involving two main business streams: retailing and cogeneration facilities.

The retail business operates in Perth and the surrounding region, supplying gas to over half a million residential and business customers, and more recently electricity to more than a thousand contestable business customers.

The cogeneration business has developed two 140 MW facilities at Alcoa's alumina refineries in Western Australia. A further two plants are scheduled to be built at Alcoa's Wagerup refinery (351 MW).

AGL has an option to sell its 33% or purchase the remaining 67% of AlintaAGL following certain events, one of which was a change of ownership at Alinta. Babcock & Brown triggered this option following the purchase of Alinta.

GasValpo (100%)
GasValpo is the largest regional gas distributor in Chile outside the Santiago metro area. Situated in the coastal cities of Valparaiso and Vina del Mar west of Santiago, GasValpo distributes and markets gas to approximately 42,000 residential customers and 1,000 commercial and industrial customers.

GasValpo continues to be very well positioned compared to its key competitors in mitigating supply shortages due to restrictions from Argentina.

LPG

Elgas (50%)
Elgas is the largest distributor and marketer of LPG in Australia. It also owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney.

Energy sales volumes were impacted by warmer than normal weather during the year. However, profitability was maintained despite a higher gas cost. Customer growth was evident in the hot water market as climate change factors increase the attractiveness of gas as the energy source.

In 2006 the Federal Government announced a scheme to financially assist private motorists to convert cars to run on automotive LPG. This decision has given a significant boost to this market and has resulted in higher volumes supplied from the Sydney LPG Cavern.

Concise 2007 Report.

The Concise Financial Report has been derived from the Full Financial Report for the year ended 30 June 2007.

The Full Financial Report and Independent Auditor's Report will be sent to shareholders on request, free of charge. Please call **1800 824 513** and a copy will be forwarded to you or, alternatively, you can access the Full Financial Report and the Independent Auditor's Report at AGL's site: **www.agl.com.au**

The Full Financial Report is published within the AGL Full Annual Report 2007.

The Directors present their report together with the Concise Financial Report of AGL Energy Limited and its consolidated entities, being AGL and its controlled entities, for the year ended 30 June 2007 and the Independent Auditor's Report thereon.

AGL Energy Limited became the head entity of the AGL Energy Limited Group on 25 October 2006 following the completion of the transaction with Alinta Limited. AGL Energy Limited began trading on the Australian Securities Exchange on 12 October 2006.

Left to right:
Max Ould, Jerry Maycock, Mark Johnson, Paul Anthony, Carolyn Hewson, Charles Allen, Sandra Mc Phee, Graham Reaney (Absent: Bruce Phillips)

The Board of Directors

The Directors of AGL at any time during or since the end of the financial year are:

Non-executive Directors

Mark Johnson

Charles Allen AO

David Craig
(resigned 9 October 2006)

Carolyn Hewson

Jerry Maycock
(appointed 9 October 2006)

Sandra McPhee
(appointed 9 October 2006)

Max Ould

Bruce Phillips
(appointed 23 August 2007)

Graham Reaney
(appointed 5 July 2006)

Executive Director

Paul Anthony

Directors' qualifications, experience, other directorships and special responsibilities

Mark Johnson LLB MBA – Chairman *Age 66*
Term: Non-executive Director and Chairman since 17 February 2006.
Independent: Yes*.
Committees: Chairman of the People and Performance, and Health, Safety and Environment Committees.
Directorships: Chairman of Macquarie Infrastructure Group (commenced as a Director in 1996). Mark is also Chairman of the Australian Strategic Policy Institute and Chairman of the APEC Business Advisory Council.
Experience: Previously non-executive Deputy Chairman of Macquarie Bank Limited (commenced as a Director in 1987 and retired on 19 July 2007), a Director of Pioneer



International, Sydney Futures Exchange, the Victor Chang Cardiac Research Institute and Chairman of The Australian Gas Light Company (commenced as a Director in 1988 and retired on 25 October 2006).

Charles Allen AO MA MSc
Age 71
Term: Non-executive Director since 17 February 2006.
Independent: Yes*.
Committees: Member of the Audit and Risk Management, and Health, Safety and Environment Committees.
Directorships: Chairman of Air Liquide Australia Limited (commenced as a Director in April 1998) and Chairman of Florey Neuroscience Institutes (commenced as a Director in July 2007).
Experience: Retired as Managing Director of Woodside Petroleum Limited in 1996. Within the last three years he was a Director and Chairman of National Australia Bank Limited (commenced as a Director in 1992 and retired in 2004), a Director of Amcor Limited (commenced in 1996 and retired in October 2005), Earthwatch Australia and of The Australian Gas Light Company (commenced in 1996 and retired on 25 October 2006).

Paul Anthony – Managing Director *Age 51*
Term: Managing Director since 23 May 2006.
Independent: No.
Committees: Member of the Health, Safety and Environment Committee.
Directorships: Nil.
Experience: Paul is the Managing Director and Chief Executive Officer of AGL. His career as an executive has been with energy and resources companies in several countries. He has had extensive experience in business start-ups, turnarounds, IPOs, mergers & acquisitions and high growth targets in the public and private equity sector. Paul has operated in managing director, chief executive officer, executive chair and non-executive Director positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Carolyn Hewson BEc (Hons) MA *Age 52*
Term: Non-executive Director since 17 February 2006.
Independent: Yes*.
Committees: Member of the Audit and Risk Management, and Health, Safety and Environment Committees.
Directorships: Director of Westpac Banking Corporation (commenced in 2003).
Experience: Community involvement includes board or advisory roles with the YWCA New South Wales, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years she was a Director of CSR Limited (commenced in 1995 and retired in July 2005), The Australian Gas Light Company (commenced in 1996 and retired on 25 October 2006) and also a member of the Economic Development Board (South Australia).

Jerry Maycock BEng (Mech) (Hons) *Age 55*
Term: Non-executive Director since 9 October 2006.
Independent: Yes*.
Committees: Member of the Audit and Risk Management, and Health, Safety and Environment Committees.
Directorships: Appointed as Executive Director of CSR Limited on 13 February 2007 and as Managing Director on 1 April 2007.
Experience: Extensive experience in manufacturing



businesses. For three years, he led the successful restructure and growth of Hastie Group Limited, the last two years as Managing Director (commenced as a Director in 2005 and retired in February 2007).

Max Ould BEc *Age 60*
Term: Non-executive Director since 17 February 2006.
Independent: Yes*.
Committees: Member of the People and Performance, and Health, Safety and Environment Committees.
Directorships: Chairman of Goodman Fielder Limited (commenced as a Director in 2005 and appointed Chairman in September 2006). Director of Pacific Brands Limited (commenced in 2004) and Foster's Group Limited (commenced in 2004).
Experience: Previously he was Managing Director of National Foods Limited and a Director of The Australian Gas Light Company (commenced in 2004 and retired on 25 October 2006).

Sandra McPhee Dip Ed, FAICD *Age 61*
Term: Non-executive Director since 9 October 2006.
Independent: Yes*.
Committees: Member of the People and Performance and Health, Safety and Environment Committees.
Directorships: Non-executive Director of Coles Group Limited (commenced in 2003) and Perpetual Limited (commenced in 2004). She is also a Director of Australia Post, the Art Gallery of New South Wales and St Vincent's & Mater Health Sydney Limited.
Experience: Previous appointments include Deputy Chair South Australian Water Corporation, and a Director of Primelife Corporation Limited (commenced in 2003 and retired in 2005), CARE Australia and Tourism Council Australia Limited. She has extensive experience as a non-executive Director and as a senior executive in international consumer facing industries including retail, tourism and aviation, most recently with Qantas Airways Limited.

Bruce Phillips BSc (Hons) *Age 52*
Term: Non-executive Director since 23 August 2007.
Independent: Yes*.
Committees: Member of the Health, Safety and Environment Committee.
Directorships: Managing Director of Australian Worldwide Exploration Limited (AWE) (commenced in 1997 and retired on 31 August 2007).
Experience: Previously Business Development Manager of Command Petroleum and Consulting Energy Advisor to Prudential-Bache Securities. He is an executive with over 30 years of technical, financial and management experience in the upstream sector of the petroleum industry. He founded AWE, was chief technical advisor to Petroleum Securities Australia Limited and was sole petroleum advisor to News Corporation Limited.

Graham Reaney BCom CPA *Age 64*
Term: Non-executive Director since 5 July 2006.
Independent: Yes*.
Committees: Chairman of the Audit and Risk Management Committee, member of the People and Performance, and Health, Safety and Environment Committees.
Directorships: Chairman of PMP Limited (commenced as a Director in 2002) and a Director of St George Bank Limited (commenced in 1996).
Experience: Previous appointments include Director of So Natural Foods Australia Limited (commenced in 2001 and retired in October 2006) and a Director of The Australian Gas Light Company (commenced in 1988 and retired on 25 October 2006). He retired as Managing Director of National Foods Limited in 1996, prior to which time he was Managing Director of IEL.

Directors' Interests.

The relevant interest of each Director in the share capital of the companies within the consolidated entity, as notified by the Directors to the ASX in accordance with Section 205G of the Corporations Act 2001, at the date of this report is as follows:

Mark Johnson	210,068
Charles Allen AO	82,881
Paul Anthony	309,230
Carolyn Hewson	52,899
Jerry Maycock	16,381
Sandra McPhee	3,200
Max Ould	17,944
Bruce Phillips	Nil
Graham Reaney	92,906

Company Secretary

Paul McWilliams was appointed Company Secretary on 25 August 2006, upon the resignation of Jane McAloon. His educational qualifications include Bachelor of Arts (Accounting) from the University of South Australia and Master of Applied Finance from Macquarie University. He is a member of the Institute of Chartered Accountants of Australia. He has more than 30 years experience across a variety of roles in the Australian Public Service, chartered accounting and listed public companies.

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of AGL Energy Limited during the financial year follow on page 25.

* The Board has specifically considered the independence of all non-executive Directors. The Board has determined that each non-executive Director, including all those whose tenure exceeds ten years (which includes time as a Director of The Australian Gas Light Company), remains independent. In forming these views, the Board had regard to the conduct of Directors in Board meetings as well as discussions with Directors regarding their independence.

Director's Name	Regular Board Meetings		Special Board Meetings		Audit and Risk Management Committee		People and Performance Committee		Health, Safety and Environment Committee	
	A	B	A	B	A	B	A	B	A	B
Mark Johnson	6	7	19	20			2	3	1	2
Charles Allen AO	7	7	17	20	3	4			2	2
Paul Anthony	7	7	18	20					2	2
David Craig (to 9 October 2006)	3	3								
Carolyn Hewson	7	7	20	20	4	4			2	2
Jerry Maycock (from 9 October 2006)	4	4	18	20	3	4			2	2
ndra McPhee (from 9 October 2006)	4	4	20	20			3	3	2	2
Max Ould	6	7	19	20			3	3	1	2
Graham Reaney* (from 5 July 2006)	7	7	18	20	4	4	3	3	2	2

A – number of meetings attended
B – number of meetings held during the time the Director held office during the year

In addition to the above selected meetings, Directors throughout the year participated in informal meetings and telephone conferences. AGL makes extensive use of email between meetings to keep Directors informed of current developments; to provide relevant background and industry information; to dispose of routine matters and allow formal Board meetings to concentrate on more important matters. An extended strategy session is held at least once a year. Periodically, Directors meet informally outside AGL to discuss matters of interest and travel to visit assets, operations or locations of particular relevance to AGL.

* Graham Reaney was a Director of The Australian Gas Light Company from 1988 but was only appointed to the AGL Energy Limited Board on 5 July 2006.

Review and Results of Operations

The consolidated profit for the year after income tax attributable to shareholders was $410.5 million (2005/2006 $45.6 million). A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained on pages 16 to 20 of this Annual Report.

te of Affairs

AGL Energy Limited was a controlled entity of The Australian Gas Light Company (old AGL) until 25 October 2006. AGL Energy Limited demerged from old AGL as a consequence of the approval by old AGL shareholders of the old AGL Scheme of Arrangement at a meeting held on 6 October 2006. AGL Energy Limited began trading on the Australian Securities Exchange on 12 October 2006 under the code of 'AGK'.

In the opinion of the Directors, there were no other significant changes in the state of affairs of the AGL Energy Limited consolidated entity that occurred during the financial year.

Principal Activities

- Sale of gas and electricity;
- Power generation and energy processing infrastructure;
- Development of natural gas production facilities;
- Exploration, extraction, production and sale of coal seam methane gas (CSM);
- Extraction and sale of liquid petroleum gas (LPG); and
- Extraction and sale of crude oil.

There were no significant changes to the nature of AGL's activities during the year.

Dividends

The following dividends have been paid or declared by the Directors since 30 June 2006:

Interim dividend of 9.5 cents per share (100% franked) out of profits for the period 26 October to 31 December 2006 paid on 22 March 2007.

$35.8 million

Final dividend of 26.0 cents per share (100% franked) payable on 28 September 2007.

$112.7 million

Events Subsequent to Balance Date

Apart from matters discussed elsewhere in this Annual Report, the Directors are not aware of any other matter or circumstance which has arisen since 30 June 2007 that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in the future.

Likely Developments, Strategies and Prospects

Further information about likely developments in the operations of AGL Energy Limited and its consolidated entity and the expected results of those operations in the future has not been included in this Annual Report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental Regulation

The consolidated entity's operations are subject to various Commonwealth, State and Territory environmental laws in relation to energy. This includes laws relating to exploration, extraction and production of CSM, LPG production and storage, power generation (natural gas, hydro electricity, biogas, landfill gas, bagasse and agricultural waste).

The board meets as the Health, Safety and Environment Committee in order to review the effectiveness of the entity's health, safety and environmental management program, Lifeguard. Environmental management performance is monitored on an ongoing basis by way of system audits conducted by the entity using internal and external auditors.

Power Generation
Environmental licence conditions in New South Wales, Victoria, South Australia and Queensland govern aspects of the management of generation assets.

Operational and maintenance activities were undertaken throughout Australia during the financial year and no environmental infringements were reported and no fines were levied on this part of the business during the period.

In South Australia, AGL and EPA South Australia continued discussions about noise compliance at Hallett Power Station, which was initiated in the prior year. These discussions resulted in the amendment of the EPA licence at the power station, and full compliance with revised noise limits. Hallett Power Station was sold on 2 July 2007.

At Somerton Power Station in Victoria, AGL applied for, and received, a temporary waiver associated with an annual operating cap condition of its EPA Licence under Section 30A of the Environment Protection Act 1970. The temporary waiver was granted by EPA Victoria on the basis of a projected impact on energy security of supply and community hardship brought about by extreme drought conditions which continue to impact on historically available hydroelectric generation levels in Victoria, New South Wales and Queensland. The Section 30A waiver expires in September 2007 and contains increased emissions testing and EPA reporting requirements than provided for under the original licence conditions.

Hydrocarbon Extractions (HCE)
HCE is licensed under the New South Wales Protection of the Environment Operations Act 1997. The HCE facility has exceeded its load-based air and water emissions licence limits. AGL presented a case for amendment of licence conditions to the independent Technical Review Panel run by the EPA during the year, and a further submission to this panel is planned for early in the financial year 2007/2008. AGL is also working directly with the EPA on this matter.

Coal Seam Methane Operations
The consolidated entity continues to expand its CSM exploration and production operations in New South Wales and is now involved with exploration and production operations in Queensland. The New South Wales operations are licensed under the Protection of the Environment Operations Act 1997. Although minor non-compliances with some licence conditions have been recorded at the Rosalind Park Gas Plant, no fines or penalties have been incurred. AGL continues to work closely with the EPA and the New South Wales Department of Planning on environmental management matters. In the coming financial year, the environmental protection licence will be formally reviewed.

Construction Activities
Construction activities relating to new power generation assets were undertaken at sites in Victoria and South Australia during the financial year. No environmental infringements were reported and no fines were levied on this part of the business during the period.

Proceedings on Behalf of the Company

No person has applied under Section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of AGL or intervene in any proceedings to which AGL is a party for the purpose of taking responsibility on behalf of AGL for all or any part of those proceedings. AGL was not a party to any such proceedings during the year.

Non-Audit Services

Non-audit services have been provided during the year by the external auditor, Deloitte Touche Tohmatsu. Disclosure of the details of these services can be found in the Full Financial Report.

The board has a formal policy on the provision of auditing and related services. Specifically, the external auditor is precluded from providing any services that might threaten its independence or conflict with its assurance and compliance role. Quarterly reports on the provision of auditing and related services are provided to the board through the Audit and Risk Management Committee. Directors are satisfied that the provision of $541,000 of non-audit services by the external auditor is compatible with the general standard of independence for auditors.

The policy and procedures in place, and the review by the Audit and Risk Management Committee, enable Directors to conclude that non-audit services provided did not compromise the external auditor's independence requirements of the Corporations Act 2001. There is also in place an agreed rotation policy for the senior auditor of Deloitte Touche Tohmatsu. The external auditor annually provides a letter to the Company Secretary on its independence within

the meaning of relevant legislation and professional standards. No officers of AGL were partners or directors of Deloitte Touche Tohmatsu during this reporting period.

Indemnification and Insurance of Directors and Officers

AGL's Constitution indemnifies, to the extent permitted by law, officers of the consolidated entity when acting in their capacity in respect of:

- liability to third parties (other than related entities) when acting in good faith; and
- costs and expenses of successfully defending legal proceedings and ancillary matters.

The Directors named earlier in this report and the Company Secretary, Paul McWilliams, have the benefit of the indemnity, together with any other person who makes, or participates in making decisions that affect the whole, or a substantial part of the business of AGL or has the capacity to affect significantly AGL's financial standing.

During the year AGL paid a premium in respect of a contract insuring all Directors of AGL as listed earlier, all Directors of related bodies corporate of AGL, secretaries and other officers of the consolidated entity against liabilities incurred in their capacity as Director or officer, as the case may be, of the consolidated entity or any entity forming part of the consolidated entity.

A further premium was paid in respect of a contract insuring all Directors and officers of AGL regarding the prospectus issued for the institutional placement of 56,550,000 new shares in the Company in February 2007.

AGL also paid a seven year 'run-off' premium in respect of the Directors of The Australian Gas Light Company as at 25 October 2006, some of whom are now Directors of AGL. The run-off policy insures all Directors and officers of The Australian Gas Light Company as at 25 October 2006 against liabilities incurred in their capacity as Directors and officers of that company for which a claim may be made over the next seven years.

The contracts prohibit disclosure of the nature of the liabilities and the amount of premium paid and the Corporations Act 2001 does not require disclosure of the information.

Auditor's Declaration

A copy of the external auditor's declaration under Section 307C of the Corporations Act 2001 in relation to the audit for the financial year is on page 46 of this Annual Report.

Rounding

The company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Report and the Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

Remuneration Report

Introduction

This is the first remuneration report for AGL Energy Limited and its consolidated entities. AGL has undergone a year of significant change, as is highlighted elsewhere in this Annual Report. The year was marked by the completion of the Alinta transaction, which was a primary strategic focus for key management personnel (KMP). At the same time KMP remained focused on delivering operational business outcomes including acquisitions and organic growth, as well as undertaking restructuring opportunities designed to unlock shareholder benefit.

The compensation strategy AGL had in place during this unique period has served it well in maintaining and motivating employees. The balance of fixed and variable remuneration components has meant that the incentive arrangements could be leveraged to focus attention on the various priorities.

The board has been refining AGL's compensation practices over the year in order to attract and retain our best people, as well as maintaining a performance culture. The board also intends to continue reviewing practices over the coming year to align further our executive compensation with the generation of long-term shareholder value.

A detailed report covering the relevant requirements of the Corporations Act 2001 and AASB 124 Related Party Disclosures follows.

The Audit Report of the Full Financial Report contains confirmation that the compensation disclosures that are contained within this Remuneration Report comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 Related Party Disclosures.

Compensation policy

The People and Performance Committee of the board is responsible for reviewing the compensation strategy and compensation arrangements for KMP. It makes recommendations to the board on these matters. The committee has access to independent external advisers as required.

Note the term Key Management Personnel (KMP) refers to:

- non-executive Directors;
- executive Directors (the Managing Director who is the Chief Executive Officer);
- senior leadership executives; and
- the five highest remunerated executives in AGL and its consolidated entities.

The purpose of the People and Performance Committee, in relation to compensation, is to ensure that appropriate compensation procedures and programs are in place to:

- Achieve clear alignment between the needs and requirements of key stakeholder groups (ie. customers and shareholders and communities) and the objectives and values of AGL people;
- Reward AGL people for excellent performance, and keep them committed and motivated;
- Achieve compliance with relevant legislation and corporate governance principles on compensation practices and employment policies;

- Effectively overview compensation practice, including incentives, superannuation and retirement benefits, for all levels, enabling AGL to attract and retain people who create value for shareholders; and
- Make recommendations to the AGL board on matters relating to the AGL board, the Chief Executive Officer (CEO), the senior executive team and policy issues.

Further detail on the role of the People and Performance Committee can be found in the Corporate Governance section of the AGL Full Annual Report 2007.

Non-executive Directors

The structure of the compensation is a base fee plus a committee fee, where applicable, for participation by a non-executive Director in board committees. Chairing a committee attracts a higher fee rate. This structure ensures the compensation reflects the general responsibilities of individual non-executive Directors as well as the extra responsibilities and workload involved in participating in a committee. The Chairman of the board receives no extra compensation for participation in or chairing committees.

The maximum aggregate remuneration for non-executive Directors is $1.5 million per annum, which was approved by a resolution passed by The Australian Gas Light Company when it was AGL's sole shareholder on 9 December 2005. Shareholders at a general meeting must approve any increases to this amount.

Non-executive Directors' fees are determined by the board with reference to advice and data from AGL's compensation specialists and from external compensation advisers. The board takes into account this data and advice, which includes market comparison of compensation paid to non-executive Directors of companies in comparator groups across the ASX100, as well as levels of remuneration which the board considers appropriate to attract and retain suitably qualified non-executive Directors.

As the focus of the board is on the long-term strategic direction of AGL, there is no direct link between non-executive Director compensation and the short-term results of AGL.

The table on page 33 provides a breakdown of fees paid to each non-executive Director.

The fee structure for non-executive Directors is as follows:

	Base Fee ($)	Audit and Risk Management Committee Fees ($)	Other Committee Fees ($)
Chairman of Board	300,000		
Chairman of Committee	120,000	36,000	18,000
Director	120,000	24,000	12,000

Superannuation contributions, as required under the Superannuation Guarantee Charge (SGC) legislation, are also provided for non-executive Directors. These are deducted from the level of compensation set and included as part of their total compensation under the approved maximum aggregate fee pool. Consistent with Choice of Fund legislation, non-executive Directors' SGC contributions are made to a complying superannuation fund of their choice.

Non-executive Directors are encouraged to have at least 20% of their base fees (after SGC contributions) allocated to the purchase of AGL shares. AGL shares are acquired under the AGL Share Purchase Plan. The trustee acquires these shares on market at market price during identified trading windows.

No options have been granted over any securities or interests of AGL or the consolidated entity.

The board has a process of review of individual Board members and sub-committees of the board by the Chairman and their peers, consistent with the ASX Corporate Governance Principles on Board accountability. This process is also part of the strategic overview of non-executive Directors addressed under the Charter of the People and Performance Committee.

CEO and senior executive team

The compensation of the CEO and senior executives is delivered through a combination of fixed compensation and short and long-term incentives. The target level of these components for individual roles is determined by comparison with market compensation practice and this enables AGL to attract and retain key people in critical roles.

External advisors provide the market data and comparators as well as commentary which ensure compensation is established in a rigorous manner. The comparators selected are organisations of comparable business complexity, as well as general market comparisons based on functional job requirements.

Compensation elements

The total compensation of senior executives has three elements:

- Total Fixed Remuneration (TFR) is the amount of non-variable compensation specified in an employee's contract of employment. Superannuation contributions are deducted from the employee's TFR. The cost (including any component for Fringe Benefits Tax) for other items such as laptop computers or novated vehicle lease payments is also deducted. The amount of TFR is established with reference to compensation market research, considering the scope and nature of the role and the individual senior executive's performance and experience. Fixed compensation represents pay for 'doing the job' reflecting AGL's strategy in terms of desired market position.
- Short-Term Incentive (STI) payments are awarded based on the achievement of individual performance targets which are set at the commencement of the financial year. These targets are aimed at focusing senior executives on achieving AGL's tactical objectives as well as reaching divisional performance targets and objectives linked to the individual's role. They therefore align individual performance and business outcomes, and provide transparent linkages between rewards and the individual's performance. STI can vary annually based on individual

performance against the specified targets. The STI can be paid in cash, or at the individual's election, salary sacrificed and taken either as equity or as a contribution to the employee's superannuation fund.

- Long-Term Incentive (LTI) payments are delivered through the granting of share performance rights in accordance with the terms of the Long-Term Incentive Plan (LTIP) details of which are provided on this page. The LTIP is positioned to align the interests of shareholders and senior executives. The focus of the LTI performance metric is the creation of long-term shareholder value.

The balance between fixed and variable compensation is kept under review for market relevance and competitiveness.

; incentive elements may be made to reward performance achieved, to encourage better future performance or for retention purposes.

During the year the board, after obtaining external advice, endorsed the development of a new variable remuneration structure which differentiated the compensation mix of fixed and variable levels based on the executive's capacity in their role to influence bottom line results. These new principles have been applied to new executive appointments. Any necessary rebalancing of the remuneration mix of other executives will be implemented following the next compensation review.

The relative proportions of the compensation mix between fixed and variable/at risk increases with the level of responsibility and/or criticality of role. In respect of the 2006/2007 financial year, the typical maximum compensation mix within the senior roles in AGL was as follows:

	Maximum percentage of total target compensation		
	TFR	STI	LTI
Chief Executive Officer	22.7%	27.3%[1]	50%[1]
Group General Managers	50%	30%	20%
Chief Financial Officer/Head of Group Business Development	60%	20%	20%
Other Senior Executives	75%	15%	10%

[1]Percentages are based on stretch outcomes.

The weighting for variable pay is utilised to drive requirements for increased opportunities as well as AGL's 'pay for performance' approach to compensation.

Performance Linkage

(a) Short-Term Incentive

To be eligible to receive a STI each executive must demonstrate AGL's values and perform satisfactorily in their role. This is confirmed through annual assessment using the AGL Performance Planning and Review Process.

The actual level of STI paid for each individual is determined at the end of the financial year by assessment of that individual's performance against key-value drivers of the business, which include financial, strategic, risk management and leadership outcomes. These measures are identified and agreed at the beginning of the financial year and included on a dashboard for each individual. The dashboard is capable of measurement which is undertaken against relevant criteria for each key-value driver. It also identifies how performance will be measured at threshold, target and stretch points. No STI is payable for any component where the threshold level has not been reached.

The use of the dashboard assists in focusing executives on achieving AGL's tactical objectives as well as reaching divisional targets and objectives linked to the individual's role, and provides a robust link between AGL and individual performance and STI payments.

The maximum STI payment varies between 20% and 60% of TFR for senior executives and 120% of TFR for the CEO, Mr Anthony. Each individual has different weightings on their key-value drivers depending on their role within AGL. Typically the weightings may be: financial performance of business unit 50%, strategic/risk performance 30%, and leadership 20%.

(b) Long-Term Incentive

The AGL LTIP is designed to align the interests of AGL executives and the strategic goals of AGL with those of AGL shareholders. The plan, which ensures that AGL is able to attract and retain key employees, forms an integral component of AGL's compensation structure.

Under the LTIP, executives are granted Share Performance Rights (SPRs) that vest to the executive after three years, subject to the extent that the performance conditions applicable to those SPRs are met.

As AGL has been in a transitionary year, the initial grant of SPRs has a staged implementation. SPRs will vest in two equal tranches, with the first tranche to vest approximately two years after the award and the second tranche to vest 12 months later.

The applicable performance condition for the initial grant of SPRs is based on Total Shareholder Return (TSR) over a specified period, with the level of vesting dependent upon AGL's TSR performance measured against the ASX100 companies as at 26 October 2006 as follows:

AGL's TSR ranking relative to comparator group	Percentage of SPRs that vest
TSR below 50%	0%
TSR equal to 50%	50%
TSR between 51% and 74%	Progressive vesting on a straight-line basis from greater than 50% and less than 100%
TSR equal to or greater than 75%	100%

TSR performance is assessed by an independent third party provider to ensure accuracy and independence of calculation. TSR was chosen as it provides an indication of shareholder wealth creation.

The rights will vest to the extent to which the performance condition is satisfied or waived by the AGL board.

The performance conditions and comparator group applicable to future SPRs granted under the LTIP will be determined by the AGL board at the time of each grant.

The percentages for distribution to executives are determined based on market practice so as to give AGL comparability in compensation against our competitors.

The board is currently considering the terms on which future grants of SPRs may be made under the LTIP. To assist this process the board has sought external advice having regard to market practice in Australia and overseas, as well as consulting with several of AGL's institutional investors.

As foreshadowed in the last Annual Report of The Australian Gas Light Company (old AGL) and the Scheme Booklet of old AGL, rights held by plan participants under the old AGL LTIP vested following the implementation of the transaction with Alinta Limited. This recognised that employees of AGL Energy ceased their employment relationship with old AGL, the company in which the share rights were awarded.

Participants in the LTIP are restricted from entering into any derivative or other financial product in relation to the SPRs, or for the purpose of protecting the participant against an economic exposure to price movements in AGL shares.

If a plan participant ceases employment as a result of death, total and permanent disablement, redundancy, retirement or such other circumstances, the AGL board in its discretion may determine that the SPRs held by that participant will vest, subject to the satisfaction of performance conditions applicable to those SPRs.

Any SPRs that do not vest when performance conditions are applied to them will automatically lapse.

An SPR is an entitlement to one fully paid ordinary share in AGL Energy Limited. SPRs do not carry dividend or voting rights. However, SPRs will participate in bonus issues, rights issues and reconstructions and re-organisations of the capital of AGL in the same manner as AGL shares.

Under the terms of the plan the board has the discretion to vary the terms of the vesting period.

AGL financial performance

The financial performance information provided below is to meet the reporting requirements of the Corporations Act 2001.

Year ended 30 June	2007
EPS ($)[1]	1.796
Dividends (cents)[2]	35.5
Increase/decrease in adjusted share price (%)	n/a

[1]EPS excludes significant items;
[2]Dividends relate to financial years, not when they were paid.

Service agreements

Senior executives have service agreements which specify their compensation components described above. These agreements provide for their participation in the short and long-term incentive arrangements in accordance with the terms of the plans. The board can vary the terms of these plans, although such variations cannot be applied retrospectively.

Executive	Position	Contract duration	Termination notice period by AGL	Termination notice period by employee	Terminatior payments
Michael Fraser	Group General Manager Merchant Energy	No fixed term	6 months	6 months	Up to 78 weeks TFR
Paul Frazer	Head of Group Business Development	No fixed term	6 months	4 months	
Phil James	Group General Manager Retail Energy	No fixed term	3 months	3 months	Up to 73 Weeks TFR
Paul McWilliams	Head of Corporate Support Services & Company Secretary	No fixed term	6 months	4 months	6 months TFR
Stephen Mikkelsen	Chief Financial Officer	No fixed term	6 months	4 months	

STI are payable:

- to those employed at the end of the financial year;
- to those whose employment terminated during the financial year due to death or retirement on grounds of age or invalidity, on a pro-rata basis; and
- at the discretion of the board in other circumstances.

Details of contract duration, notice period for termination, and termination payments for senior executives are provided in the table following. Details on Mr Anthony are covered in the section commencing on page 31.

The terms of the LTIP specify the circumstances in which performance rights vest on termination. These are on death, retirement on grounds of age or invalidity and, at the discretion of the board, in other circumstances, such as redundancy.

Retention provisions

The contract of the Group General Manager Merchant Energy includes provision for the payment of retention fees. The final payment under this provision will be made if he continues with AGL until 31 August 2009. A pro-rated proportion of the retention fee is payable if AGL terminates the contract before the final vesting date, except on summary dismissal.

There was a provision in the contract of the Head of Corporate Support Services & Company Secretary, for the payment of a retention fee if he remained employed with AGL until 30 June 2007. As this condition was met, payment was made in July 2007.

Terms of Mr Anthony's appointment

A new service agreement with Mr Anthony was entered into with effect from 1 September 2006 (foreshadowed previously in the old AGL Annual Report and the old AGL Scheme Booklet), which covered both his appointment as Managing Director and CEO of old AGL, but also provided for his appointment as Managing Director and CEO of AGL.

A summary of this service agreement follows.

Term

Mr Anthony's contract is open ended and his appointment as Managing Director and CEO will continue until his appointment is terminated.

AGL may terminate Mr Anthony's appointment:

Without notice in the event of any act which detrimentally affects AGL such as dishonesty, fraud or serious or wilful misconduct in the discharge of Mr Anthony's duties or unremedied, persistent, wilful or material breaches of the terms of the service contract; or

(b) By giving Mr Anthony 18 months notice in writing at any time within the first two years of his appointment, or 12 months notice in writing at any time after the expiration of that two year period.

Mr Anthony may terminate his appointment:

(a) By giving AGL nine months notice in writing at any time within the first two years of his appointment, or six months notice in writing at any time after the expiration of that two year period; or

(b) By giving AGL three months notice in writing if he ceases to hold the most senior management role within AGL or ceases to report to the board, AGL ceases to be listed on the ASX (other than because of change in control), or if the scope of his responsibilities or authorities is materially diminished (fundamental change in circumstances). This right of termination must be exercised within six months after the fundamental change in circumstance occurs.

If Mr Anthony's appointment is terminated by either AGL or Mr Anthony by giving a period of notice, then AGL may at any time before the end of the period of notice pay to Mr Anthony, in lieu of the unexpired notice period, an amount equal to that proportion of Mr Anthony's TFR at the time which corresponds to the period of notice which is foregone.

If AGL terminates Mr Anthony's appointment by giving 18 months or 12 months notice in writing as referred to above, all unvested SPRs held by Mr Anthony will immediately vest at no cost to Mr Anthony.

If Mr Anthony terminates his appointment within six months following the occurrence of a fundamental change of circumstances, then AGL will pay Mr Anthony, in addition to any other payments or benefits due to him, a termination payment equal to twice the aggregate of Mr Anthony's TFR at the time the fundamental change in circumstances occurs and the amount payable under AGL's STI for that year for on-target performance. In addition, all unvested SPRs held by Mr Anthony will immediately vest on termination at no cost to Mr Anthony.

Compensation

Mr Anthony's compensation will comprise the components set out below.

Total Fixed Remuneration

Mr Anthony's current TFR is $1.3 million per annum. During each year of the term of his appointment, the board will review Mr Anthony's TFR for the next year and determine whether to increase that amount, having regard to such matters as the board thinks fit. Under no circumstances can Mr Anthony's TFR be reduced without Mr Anthony's written consent.

Sign-on entitlement

Mr Anthony was paid a sign-on entitlement of $1.64 million in cash on 1 September 2006.

AGL Share Purchase Plan allocation

On 1 September 2006, Mr Anthony received an allocation of 307,230 AGL shares under the AGL Share Purchase Plan, which is subject to the restrictions on disposal imposed by that plan. Mr Anthony has agreed not to dispose of any AGL shares acquired in respect of this allocation for a period of two years.

Short-Term Incentive

Mr Anthony is entitled to annual STI payments based on the achievement of key performance indicators (KPIs) in accordance with AGL's STI. The board sets the KPIs on an annual basis.

The value of any STI actually provided in a year will be determined by the board having regard to the level of achievement of the KPIs.

Level of achievement of KPIs	Amount of STI
Threshold	40% of TFR
Target	60% of TFR
Stretch	120% of TFR

Any STI due to Mr Anthony will be paid in cash.

Mr Anthony's performance for his first year has been assessed by the board and a payment made at a stretch outcome.

Long-Term Incentive

Mr Anthony participates in the AGL LTIP the terms of which are summarised above under the heading Long-Term Incentive on page 29.

Immediately following the implementation of the transaction with Alinta Limited, Mr Anthony was granted, in respect of the first year of his appointment, 187,801 SPRs under the AGL LTIP which was equal to the Base SPR Quantity. For each of the next two years Mr Anthony will be entitled to receive an annual grant of SPRs under the AGL LTIP, equal to the Base SPR Quantity.

Base SPR Quantity is determined by dividing a stretch LTI target of $2.86 million, by the volume weighted average trading price (VWAP) of AGL shares over the period of ten trading days immediately before the date the grant is made.

Subject to the satisfaction of applicable performance conditions (outlined on page 29) and scaled in accordance with them, the above SPRs will vest as follows: a number of the granted SPRs having a value of $2.145 million, determined in accordance with the VWAP used at the date of their issue, will vest in each of September 2007, 2008 and 2009 with the balance vesting in 2010.

All unvested SPRs held by Mr Anthony will immediately vest if a change in control of AGL occurs.

The SPRs granted to Mr Anthony under AGL's LTIP which are referred to above will vest at no cost to Mr Anthony and, except as set out above, will be issued on the terms and conditions specified in AGL's LTIP.

The terms upon which SPRs are granted to Mr Anthony in relation to subsequent years during Mr Anthony's appointment will be determined by negotiation between Mr Anthony and the AGL board.

Restraint

Under the terms of his appointment, Mr Anthony must not, for a period of six months following termination of his appointment, be engaged or concerned in any capacity whatsoever, in any business which is similar to, or competitive with, the business of AGL or solicit or entice or attempt to solicit or entice any Director, employee or client of AGL to leave AGL, or attempt to persuade any Director, employee or client of AGL with whom Mr Anthony had dealings within the year preceding the termination of his appointment to discontinue their relationship with AGL or reduce the amount of business they do with AGL.

Share purchase participation

AGL offers its employees participation in the following share plans: the AGL Share Reward Plan, the AGL Long-Term Incentive Plan and the AGL Share Purchase Plan. The total number of employees participating in the three AGL Share Plans is 49 and the total number of shares held is 600,203.

Compensation of key management personnel

For the year ended 30 June 2007

Senior Executives	Short-Term Benefits				Post-Employment Benefits		Other Long-Term Benefits	Termination Benefits	Share-Based Payments			
Name	Cash Salary & Fees	Short-Term Incentives (a)	Non-Monetary Benefits (b)	Other Short-Term Benefits	Super-annuation	Retirement Benefits			Rights (c)	Other Share Plans (d)	Total	Value of Equity (c) as a % of Total
Paul Anthony	2,927,313	1,560,000	398,597	0	12,686	0	0	0	0	6,364,046 (l)	11,262,642	56,
Greg Hayes (e)	144,924	0	18,734	0	41,882 (j)	0	0	2,000,000	640,844 (k)	0	2,846,384	22.5
Michael Fraser	1,220,951	406,450	0	0	135,237	0	0	0	459,939 (k)	11,291	2,233,868	21.1
Phil James	368,436	307,200	18,707	0	194,922 (j)	0	0	0	316,400 (k)	9,167	1,214,832	26.8
Jane McAloon (e)	108,734	0	13,382	0	6,565 (j)	0	0	458,000	266,498 (k)	0	853,179	31.2
Robert Casamento (f)	411,172	0	0	0	9,137	0	0	657,101	83,592 (k)	0	1,161,002	7.2
Stephen Mikkelsen (g)	581,563	168,413	0	0	10,756	0	0	0	0	24,570	785,302	3.1
Paul McWilliams	302,643	80,234	24,200	0	30,178	0	0	0	46,950 (k)	2,926	487,131	10.2
Paul Frazer (h)	212,959	103,353	0	0	104,180 (j)	0	0	0	0	0	420,492	0
Ross Gersbach (i)	520,627	0	11,629	0	21,073	0	0	467,635	244,488 (k)	0	1,265,452	19.3
Totals	**6,799,322**	**2,625,650**	**485,249**	**0**	**566,616**	**0**	**0**	**3,582,736**	**2,058,711**	**6,412,000**	**22,530,284**	

(a) Earned in respect of 2006/2007 financial year and paid in September 2007. (b) Includes the value of benefits such as cars, representational spouse travel and entertainment and Fringe Benefits Tax. (c) The amortisation of share rights issued under the LTIP recognising that they vest generally over a three-year period. (d) The fair value LTI Share Performance Rights has been calculated using a monte-carlo simulation method. (e) Ceased employment September 2006. (f) Ceased employment October 2006. (g) Commenced employment August 2006. (h) Commenced employment October 2006. (i) Ceased employment November 2006. (j) Includes salary sacrifice contributions. (k) Includes the value of vested shares issued under the LTIP on cessation of the plan following completion of the Alinta transaction. (l) Includes value of shares acquired under the AGL Share Purchase Plan.

A portion of compensation was paid by and relates to The Australian Gas Light Company up to completion of the Alinta transaction. All executives are entitled to four weeks annual leave and long service leave based on statutory entitlements.

Non-executive Directors	Short-Term Benefits			Post-Employment Benefits		Share-Based Payments		
Name	Cash Salary & Fees	Short-Term Incentives (a)	Non-Monetary Benefits (b)	Super-annuation	Retirement Benefits	Rights	Other Share Plans (a)	Total (b)
Mark Johnson	56,529	0	0	12,686	0	0	217,660	236,875
Charles Allen AO	144,114	0	0	0	0	0	0	144,114
David Craig (c)	9,540	0	0	26,007	0	0	2,089	37,636
Carolyn Hewson	69,969	0	0	56,457	0	0	15,664	142,090
Jerry Maycock	2,836	0	0	78,545	0	0	16,800	98,181
Sandra McPhee	0	0	0	90,000	0	0	0	90,000
Max Ould	9,846	0	0	100,000	0	0	20,403	130,249
Graham Reaney	27,772	0	0	100,000	0	0	38,000	155,772
Totals	**320,606**	**0**	**0**	**463,695**	**0**	**0**	**310,616**	**1,094,917**

(a) Value of fees allocated to acquire shares under the AGL Share Purchase Plan. (b) No other benefits either short-term, long-term or termination were provided to non-executive Directors. (c) Ceased as an AGL Director in October 2006.
A portion of compensation was paid by and relates to The Australian Gas Light Company up to completion of the Alinta transaction.

Compensation of key management personnel

For the year ended 30 June 2006

Senior Executives	Short-Term Benefits				Post-Employment Benefits		Other Long-Term Benefits	Termination Benefits	Share-Based Payments			
Name	Cash Salary & Fees	Short-Term Incentives (a)	Non-Monetary Benefits (b)	Other Short-Term Benefits	Super-annuation	Retirement Benefits			Rights (c)	Other Share Plans	Total	Value of Equity (c) as a % of Total
Paul Anthony	321,965	0	0	0	3,035	0	0	0	0	0	325,000	0
Greg Hayes	1,229,787	496,000	42,419	0	40,650 (d)	0	0	0	630,916	0	2,439,772	25.9
Michael Fraser	754,010	397,350	0	0	131,823	0	0	0	383,656	0	1,666,839	23.0
Phil James	354,048	292,825	24,319	0	183,477 (d)	0	0	0	235,290	0	1,089,959	21.6
Jane McAloon	640,224	245,700	33,654	0	38,220 (d)	0	0	0	198,283	0	1,156,081	17.2
Robert Casamento	301,834	0	0	0	110,675 (d)	0	0	0	52,102	0	464,611	11.2
[illegible]s Gersbach	336,062	150,000	27,466	0	49,583	0	0	0	141,746	0	704,857	20.1
Totals	**3,937,930**	**1,581,875**	**127,858**	**0**	**557,463**	**0**	**0**	**0**	**1,641,993**	**0**	**7,847,119**	

(a) Earned in respect of 2005/2006 financial year and paid in September 2006. (b) Includes the value of benefits such as cars, representational spouse travel and entertainment and Fringe Benefits Tax. (c) The amortisation of share rights issued under the LTIP recognising that they vest generally over a three-year period. (d) Includes salary sacrifice contributions. All executives are entitled to four weeks annual leave and long service leave based on statutory entitlements.

Non-executive Directors	Short-Term Benefits			Post-Employment Benefits		Share-Based Payments		
Name	Cash Salary & Fees	Short-Term Incentives	Non-Monetary Benefits	Super-annuation	Retirement Benefits	Rights	Other Share Plans (a)	Total (b)
Mark Johnson	12,334	0	0	12,139	0	0	234,277	258,750
Charles Allen AO	126,872	0	0	11,128	0	0	0	138,000
David Craig	89,456	0	0	13,748	0	0	26,542	129,746
Carolyn Hewson	62,932	0	0	12,139	0	0	62,929	138,000
Max Ould	5,713	0	0	12,139	0	0	108,648	126,500
Graham Reaney	74,425	0	0	12,139	0	0	74,436	161,000
Totals	**371,732**	**0**	**0**	**73,431**	**0**	**0**	**506,832**	**951,995**

(a) Value of fees allocated to acquire shares under the AGL Share Purchase Plan. (b) No other benefits either short-term, long-term or termination were provided to non-executive Directors.

Details of share performance rights granted to key management personnel as part of compensation

For the year ended 30 June 2007

Name	Held at 30 June 2006	SPRs granted during the year	Grant date	Fair value per SPR at grant date (c)	Lapsed	Vested	Held at 30 June 2007
Paul Anthony	-	140,851 (a)	8 Nov 06	4.88	-	-	140,851
Paul Anthony	-	46,950 (a)	8 Nov 06	6.02	-	-	46,950
Michael Fraser	-	6,605 (b)	1 Apr 07	5.81	-	-	6,605
Michael Fraser	-	6,604 (b)	1 Apr 07	6.71	-	-	6,604
Phil James	-	5,363 (b)	1 Apr 07	5.81	-	-	5,363
Phil James	-	5,362 (b)	1 Apr 07	6.71	-	-	5,362
Stephen Mikkelsen	-	16,285 (b)	8 Nov 06	6.60	-	-	16,285
Paul McWilliams	-	1,712 (b)	1 Apr 07	5.81	-	-	1,712
Paul McWilliams	-	1,711 (b)	1 Apr 07	6.71	-	-	1,711
Paul Frazer	-	-	-	-	-	-	-

(a) SPRs will vest at no cost to Mr Anthony. Providing performance conditions are satisfied, 140,851 SPRs will vest on 1 September 2007 and 46,950 SPRs will vest on 1 September 2008.
(b) SPRs will vest at no cost to the recipient. Providing performance conditions are satisfied, 13,680 SPRs will vest on 1 September 2008 and 29,962 SPRs will vest on 1 September 2009.
(c) Fair value of SPRs granted is measured using the monte carlo simulation method. (d) The above table only includes SPRs granted to key management personnel under the AGL Energy Long-Term Incentive Plan. Details of movements in share rights held by key management personnel under the Long-Term Incentive Plan of the Australian Gas Light Company have not been included

This Directors' Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board this 14th day of September 2007.



Mark Johnson
Chairman

Consolidated income statement

For the year ended 30 June 2007

	Note	2007 ($m)	2006 ($m)
Revenue	3	3,765.3	384.2
Other income		38.3	2.9
Expenses	3	(2,989.8)	(195.7)
Share of profits of associates and jointly controlled entities using the equity method		36.1	–
Profit before net financing costs, depreciation and amortisation		849.9	191.4
Depreciation and amortisation		(163.5)	(51.8)
Profit before net financing costs		**686.4**	**139.6**
Finance income		36.9	9.8
Finance costs		(132.2)	(76.3)
Net financing costs		**(95.3)**	(66.5)
Profit before income tax		**591.1**	**73.1**
Income tax expense		(180.6)	(27.5)
Profit after income tax attributable to shareholders of the parent entity		**410.5**	**45.6**
Earnings per share – including significant items			
Basic for profit for the year (cents)		148.5	–[1]
Diluted for profit for the year (cents)		148.5	–[1]
Weighted average number of ordinary shares			
Basic (millions)		276.4	–[1]
Diluted (millions)		276.6	–[1]

[1] The weighted average number of ordinary shares was 2 and earnings per share including significant items was 2,277,712,150 cents per share.

Consolidated balance sheet

For the year ended 30 June 2007

	2007 ($m)	2006 ($m)
Current assets		
Cash and cash equivalents	279.9	58.5
Trade and other receivables	1,702.3	187.0
Inventories	27.9	21.6
Current tax assets	30.6	-
Other financial assets	5,102.5	428.1
Other assets	15.3	3.4
Non-current assets classified as held for re-sale	117.0	-
Total current assets	**7,275.5**	**698.6**
Non-current assets		
Trade and other receivables	1.4	0.1
Investments accounted for using the equity method	534.4	-
Exploration and evaluation assets	66.2	51.5
Oil and gas assets	505.1	498.4
Property, plant and equipment	1,101.6	845.4
Intangible assets	3,204.9	847.0
Other financial assets	1,392.2	37.8
Other assets	26.2	4.2
Total non-current assets	**6,832.0**	**2,284.4**
Total assets	**14,107.5**	**2,983.0**
Current liabilities		
Trade and other payables	1,482.3	58.5
Borrowings	406.3	5.8
Provisions	21.2	9.9
Current tax liabilities	10.3	4.3
Other financial liabilities	2,192.7	2,342.1
Other liabilities	1.5	0.9
Total current liabilities	**4,114.3**	**2,421.5**
Non-current liabilities		
Borrowings	2,041.4	288.2
Provisions	32.6	13.5
Deferred tax liabilities	1,340.3	36.8
Other financial liabilities	35.6	91.7
Other liabilities	25.7	1.3
Total non-current liabilities	**3,475.6**	**431.5**
Total liabilities	**7,589.9**	**2,853.0**
Net assets	**6,517.6**	**130.0**
Equity		
Issued capital	3,858.9	-
Other contributed equity	-	123.9
Reserves	2,137.5	(17.3)
Retained earnings	521.2	23.4
Total equity	**6,517.6**	**130.0**

Consolidated cash flow statement

For the year ended 30 June 2007

	2007 ($m)	2006 ($m)
Cash flows from operating activities		
Receipts from customers	4,737.9	474.3
Payments to suppliers and employees	(4,328.7)	(102.1)
Dividends received	26.4	–
Finance income received	20.2	1.2
Finance costs paid	(94.3)	(10.9)
Income tax paid	(71.9)	(23.8)
Net cash provided by operating activities	**289.6**	**338.7**
Cash flows from investing activities		
Payments for property, plant and equipment	(150.2)	(39.5)
Payments for exploration and evaluation assets	(20.3)	(49.4)
Payments for oil and gas assets	(147.3)	(534.0)
Payments for investments	(452.3)	–
Payments for acquisition of businesses/subsidiaries	(1,308.9)	(1,440.4)
Proceeds from sale of property, plant and equipment	48.4	0.2
Net cash used in investing activities	**(2,030.6)**	**(2,063.1)**
Cash flows from financing activities		
Proceeds from issue of shares, net of transaction costs	911.9	–
Proceeds from borrowings	2,528.3	3.7
Repayment of borrowings	(142.4)	(3.9)
Loans advanced	(247.0)	–
Proceeds from loan repayments	9.6	–
Loans repaid/advanced to other related entities	(1,043.5)	1,775.8
Dividends paid	(35.8)	–
Net cash provided by financing activities	**1,981.1**	**1,775.6**
Net increase in cash and cash equivalents	**240.1**	**51.2**
Cash and cash equivalents at the beginning of the financial year	**52.8**	–
Effects of exchange rate changes on the balance of cash held in foreign currencies	(13.7)	1.6
Cash and cash equivalents at the end of the financial year	**279.2**	**52.8**

Consolidated statement of recognised income and expense

For the year ended 30 June 2007

	2007 ($m)	2006 ($m)
Cash flow hedges:		
Gain/(loss) taken to equity	3,482.2	(53.6)
Transferred to profit or loss for the period	(257.9)	–
Net gain on hedge of net investments in foreign operations	70.8	2.3
Translation of foreign operations	(78.1)	6.7
Actuarial gain on defined benefit superannuation plans	9.9	–
Share of actuarial gain on defined benefit superannuation plans attributable to associates	5.2	–
Share of net decrements in reserves attributable to associates and joint venture entities	(174.3)	–
Income tax on items taken directly to or transferred from equity	(994.7)	27.3
Net income/(expenses) recognised directly in equity	**2,063.1**	**(17.3)**
Profit for the period	410.5	45.6
Total recognised income and expense for the period	**2,473.6**	**28.3**

Reconciliation of consolidated statement of recognised income and expense to equity movements

	Reserves ($m)	Retained Earnings ($m)
Opening balance at 30 June 2006	(17.3)	23.4
Current period movements	2,051.0	12.1
Adjustment on acquisition of subsidiaries, associates and jointly controlled entities in respect of the AGL Energy demerger	103.1	111.0
Movement in reserves not reflected in statement of recognised income and expense above:		
Share-based payment transactions	0.7	–
Profit for the period	–	410.5
Dividend paid	–	(35.8)
Closing balance at 30 June 2007	**2,137.5**	**521.2**

Results

Profit after income tax attributable to shareholders has increased by $364.9 million to $410.5 million over the previous corresponding year, resulting in basic earnings per share of 148.5 cents.

The result for the year included the following one-off significant items after tax as detailed in Note 8 of the Full Financial Statements:

	2007 ($m)
Demerger costs	(40.7)
Impairment of IT assets	(15.9)
Redundancy/restructure costs	(23.3)
ject expenditure write off	(3.2)
Sun Gas integration costs	(2.8)
Total significant items after income tax	(85.9)

	Excluding Significant Items		Including Significant Items	
	30 June 2007 ($m)	30 June 2006 ($m)	30 June 2007 ($m)	30 June 2006 ($m)
Profit before net financing costs, depreciation and amortisation and income tax (EBITDA)	972.6	191.4	849.9	191.4
Depreciation and amortisation	(163.5)	(51.8)	(163.5)	(51.8)
Profit before net financing costs and income tax (EBIT)	809.1	139.6	686.4	139.6
Finance income	36.9	9.8	36.9	9.8
Finance costs	(132.2)	(76.3)	(132.2)	(76.3)
Net financing costs	(95.3)	(66.5)	(95.3)	(66.5)
Profit before income tax (PBT)	713.8	73.1	591.1	73.1
Income tax	(217.4)	(27.5)	(180.6)	(27.5)
fit after income tax attributable to shareholders of the parent entity	496.4	45.6	410.5	45.6

Notes to the financial statements

For the year ended 30 June 2007

Note 1 – Summary of significant accounting policies

AGL Energy Limited (parent entity) is a company limited by shares, and incorporated in Australia, whose shares are publicly traded on the Australian Securities Exchange (ASX).

The financial report includes the consolidated financial statements which comprise the parent entity and its controlled entities (together referred to as the consolidated entity). This financial report does not include all the notes of the type normally included in an annual report.

Note 1(a) – Basis of preparation

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001 and Accounting Standard AASB 1039 'Concise Financial Reports'. The Concise Financial Report, including the financial statements and specific disclosures included in the Concise Financial Report, has been derived from the Full Financial Report of the consolidated entity.

A full description of the accounting policies adopted by the consolidated entity is provided in the 2007 financial statements which form part of the Full Financial Report.

Note 1(b) – Change in accounting estimates

There were no material changes in accounting estimates during the year ended 30 June 2007.

Note 2 – Subsequent events

On 2 July 2007, AGL acquired the 1,280 MW Torrens Island gas-fired power station (TIPS) for $417 million, including all development gas storage and transportation rights, and sold its 180 MW gas-fired peaking plant at Hallett for $117 million resulting in a net payment by AGL for TIPS of $300 million. As part of the transaction, AGL also acquired a 10-year, 300 PJ, gas-sales agreement expiring in 2017, together with the associated SEA Gas Pipeline haulage contract which expires in 2019.

On 13 July 2007, AGL announced the signing of a 390 PJ foundation gas-transportation agreement with Epic Energy which will further enhance gas portfolio flexibility and competitiveness.

Notes to the financial statements

For the year ended 30 June 2007

	2007 ($m)	2006 ($m)
Note 3 – Revenue and expenses		
(a) Revenue consisted of the following items:		
Revenue from sales of goods	3,656.3	370.6
Revenue from rendering of services	109.0	13.6
	3,765.3	**384.2**
(b) Expenses consisted of the following items:		
Cost of sales	2,949.8	185.7
Fair value gain on electricity derivatives	(414.4)	(43.5)
	2,535.4	142.2
Administration expenses	106.7	23.0
Employee benefits expense	174.9	18.3
Other expenses:		
Demerger costs	58.2	–
Redundancy/restructure costs	33.3	–
Impairment of IT assets	22.7	–
Other	58.6	12.2
	2,989.8	**195.7**

Note 4 – Dividends		
Recognised amounts		
Interim dividend paid 22 March 2007 (2006 – nil)		
Franked amount (9.5 cents per share) (2006 – nil cents per share)	35.8	–
Unfranked amount (nil cents per share) (2006 – nil cents per share)	–	–
Total amount (9.5 cents per share) (2006 – nil cents per share)	**35.8**	–
Unrecognised amounts		
.posed final dividend to be paid 28 September 2007 [(a)]		
Franked amount (26.0 cents per share)	112.7	–
Unfranked amount (nil cents per share)	–	–
Total amount (26.0 cents per share)	**112.7**	–

(a) The proposed final dividend in respect of ordinary shares for the year ended 30 June 2007 has not been recognised in this financial report as the dividend was not declared on or before 30 June 2007.

Notes to the financial statements

For the year ended 30 June 2007

Note 5– Segment information

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure. The consolidated entity comprises three main business segments – Retail Energy, Merchant Energy and Energy Investments.

Revenue is principally derived from:

(i) Retail Energy – sale of natural gas and electricity

(ii) Merchant Energy – generation and sale of electricity and wholesale sale of gas and upstream oil and gas investments

(iii) Energy Investments – investments in energy entities

(iv) Inter-segment pricing is on an arms-length commercial basis.

Business segments 2007	Retail Energy ($m)	Merchant Energy ($m)	Energy Investments ($m)	Elimination inter-segment revenue ($m)	Unallocated ($m)	Total ($m)
Revenue	3,174.8	509.6	75.2	–	5.7	3,765.3
Inter-segment revenue	7.6	1,479.8	–	(1,487.4)	–	–
	3,182.4	1,989.4	75.2	(1,487.4)	5.7	3,765.3
Other income	0.1	29.4	–	–	8.8	38.3
Segment revenue	**3,182.5**	**2,018.8**	**75.2**	**(1,487.4)**	**14.5**	**3,803.6**
Segment EBIT result	**107.1**	**736.8**	**25.2**	**–**	**(182.7)**	**686.4**
Finance income	0.8	12.6	17.3	–	6.2	36.9
Finance costs	–	–	–	–	(132.2)	(132.2)
Profit before income tax	**107.9**	**749.4**	**42.5**	**–**	**(308.7)**	**591.1**
Income tax expense						(180.6)
Profit after income tax						**410.5**
Segment assets	**3,224.7**	**9,903.8**	**629.2**	**–**	**349.8**	**14,107.5**
Segment liabilities	**540.8**	**4,529.5**	**51.7**	**–**	**2,467.9**	**7,589.0**
Other segment information						
Significant items of expense	22.0	5.9	0.9	–	93.9	122.7
Share of profits of associates and jointly controlled entities using the equity method	–	22.4	13.7	–	–	36.1
Carrying value of investments accounted for using the equity method	0.9	333.1	200.4	–	–	534.4
Acquisition of non-current assets	1,104.3	1,016.8	1.8	–	49.2	2,172.1
Depreciation and amortisation	13.0	120.9	4.3	–	25.3	163.5
Impairment losses	–	0.5	–	–	22.7	23.2
Other non-cash expenses	31.5	9.1	0.7	–	7.0	48.3

Note 5 – Segment information (continued)

Business segments 2006	Retail Energy ($m)	Merchant Energy ($m)	Energy Investments ($m)	Elimination inter-segment revenue ($m)	Unallocated ($m)	Total ($m)
Revenue	257.4	126.8	–	–	–	384.2
Inter-segment revenue	4.7	–	–	(4.7)	–	–
	262.1	126.8	–	(4.7)	–	384.2
Other income	–	2.7	–	–	0.2	2.9
Segment revenue	**262.1**	**129.5**	**–**	**(4.7)**	**0.2**	**387.1**
Segment EBIT result	**25.1**	**115.1**	**–**	**–**	**(0.6)**	**139.6**
Finance income	7.5	2.3	–	–	–	9.8
Finance costs	–	–	–	–	(76.3)	(76.3)
Profit before income tax	**32.6**	**117.4**	**–**	**–**	**(76.9)**	**73.1**
Income tax expense						(27.5)
Profit after income tax						**45.6**
Segment assets	**152.7**	**2,821.1**	**–**	**–**	**9.2**	**2,983.0**
Segment liabilities	**175.7**	**658.5**	**–**	**–**	**2,018.8**	**2,853.0**
Other segment information						
Significant items of expense	–	–	–	–	–	–
Share of profits of associates and jointly controlled entities using the equity method	–	–	–	–	–	–
Carrying value of investments accounted for using the equity method	–	–	–	–	–	–
Acquisition of non-current assets	0.1	2,131.8	–	–	–	2,131.9
Depreciation and amortisation	0.2	51.0	–	–	0.6	51.8
Impairment losses	–	–	–	–	–	–
Other non-cash expenses	2.3	1.0	–	–	–	3.3

Geographical segments

The consolidated entity's geographical segments are determined based on the location of the consolidated entity's assets.

	External revenues and other income		**Assets**		**Acquisition of non-current assets**	
	2007 ($m)	2006 ($m)	2007 ($m)	2006 ($m)	2007 ($m)	2006 ($m)
Australia	3,497.2	301.0	13,393.6	2,341.2	2,124.9	1,600.0
Papa New Guinea	234.9	86.1	545.0	641.8	45.9	531.9
Other	71.5	–	168.9	–	1.3	–
	3,803.6	387.1	**14,107.5**	2,983.0	**2,172.1**	2,131.9

Notes to the financial statements

For the year ended 30 June 2007

Note 6 – Remuneration of auditors

	2007 $000	2006 $000
Auditors of the Parent Entity		
Audit and review of financial reports	795	297
Other regulatory audit services	32	–
Investigating Accountants Reports for share placement prospectus	100	–
Audit and review of Certified Working Capital Statements for demerger	252	–
Review of Directors forecasts for AGL Supplementary Scheme booklet	21	–
AGL redaction process assistance	136	–
	1,336	**297**
Other auditors		
Audit and review of financial reports	**39**	**–**

The Auditor of AGL Energy Limited is Deloitte Touche Tohmatsu.

Other auditors includes international associates of Deloitte Touche Tohmatsu Australia.

Note 7 – Change in composition of entity

AGL Energy Limited demerger

On 26 April 2006, The Australian Gas Light Company and Alinta Limited agreed to merge their respective infrastructure businesses. The Australian Gas Light Company and Alinta Limited subsequently signed a Relationship Deed dealing with transitional and commercial issues arising from the proposed implementation of an AGL Scheme of Arrangement and an Alinta Scheme of Arrangement.

On 6 October 2006, The Australian Gas Light Company and Alinta Limited shareholders approved the merger of AGL's infrastructure assets with Alinta and the subsequent separation of AGL Energy Limited as a separate listed entity. This was subsequently approved by the Federal Court of Australia on 9 October 2006, and AGL Energy began trading on a deferred settlement basis on the Australian Securities Exchange on 12 October 2006.

On 25 October 2006, AGL Energy Limited successfully separated from The Australian Gas Light Company. In preparation for the transaction a number of internal restructuring transactions took place whereby AGL Energy Limited acquired 100% of the issued capital of certain entities from The Australian Gas Light Company.

The entities were acquired during the current and preceding periods for consideration equal to the book value of the underlying net assets of the entities acquired and settled via intergroup payables which were subsequently converted to share capital (see Note 12 in the Full Financial Report). This transaction is not reflected in the cash flow statement. The aggregate book value of the net assets acquired by AGL Energy Limited was $561 million (2005: $18 million).

The following pro-forma financial information has been calculated based on and assuming the entities involved in the separation were subsidiaries for the entire 12 month periods ended 30 June 2006 and 30 June 2007.

	2007 $m	2006 $m
Revenue	4,773.9	3,890.0
EBIT	902.6	552.0
Net profit after tax	552.3	401.0

Acquisition of Sun Gas Retail

On 1 February 2007, the consolidated entity acquired 100% of the issued capital of Sun Gas Retail Pty Ltd from the Queensland Government, for $74.2 million including costs directly attributable to the acquisition of $2.5 million. The business included approximately 70,800 residential and industrial and commercial gas customers located primarily in south-east Queensland.

From the date of acquisition, the business has contributed $3.8 million to operating profit before finance costs and income tax. It is not practical to determine the profit or revenue for the consolidated entity as if the acquisition had taken place at the beginning of the year due to the complexity in the management of the gas portfolio and the level of history available from which to determine and analyse seasonality.

Note 7 – Change in composition of entity (continued)

Acquisition of Powerdirect

On 1 March 2007, the consolidated entity acquired 100% of the issued capital of Powerdirect Australia Pty Ltd and Powerdirect Utility Services Pty Ltd from the Queensland Government, for $1,234.0 million including costs directly attributable to the acquisition of $5.8 million. The business included approximately 473,200 residential, small-to-medium enterprise and industrial and commercial electricity customers located primarily in south-east Queensland.

.m the date of acquisition, the business has contributed $20.0 million to operating profit before finance costs, income tax and mark-to-market adjustments on derivative instruments. It is not practical to determine the profit or revenue for the consolidated entity as if the acquisition had taken place at the beginning of the year because AGL manages its electricity price risk as a portfolio. This means that the electricity hedging transactions undertaken by AGL prior to the acquisition of Powerdirect would have been different had it owned Powerdirect. Furthermore, it is not possible to determine the electricity hedging contracts that existed within Powerdirect as of 1 July 2006 but had expired prior to the acquisition date.

The provisional fair value of the identifiable assets and liabilities of each acquisition as at the respective dates of acquisition are:

	Sun Gas Retail fair value on acquisition 2007 ($m)	Powerdirect fair value on acquisition 2007 ($m)	Total fair value on acquisition 2007 ($m)
Assets			
Trade and other receivables	26.2	196.0	222.2
Inventories	0.1	0.8	0.9
Other assets	–	1.9	1.9
Other financial assets	–	222.3	222.3
Property, plant and equipment	0.4	49.5	49.9
Intangible assets	46.9	236.2	283.1
	73.6	706.7	780.3
Liabilities			
Trade and other payables	19.0	222.6	241.6
Borrowings	4.4	24.1	28.5
Other financial liabilities	–	70.1	70.1
Provisions	0.4	1.8	2.2
	23.8	318.6	342.4
Fair value of identifiable net assets	49.8	388.1	437.9
Goodwill on acquisition	24.4	845.9	870.3
	74.2	1,234.0	1,308.2
Consideration			
Cash paid including directly attributable costs	74.2	1,234.0	1,308.2
Less net cash acquired	–	(0.7)	(0.7)
Net cash outflow	74.2	1,234.7	1,308.9

The deferred tax assets and deferred tax liabilities in the financial statements of the Sun Gas Retail and Powerdirect entities at the time of acquisition relate to temporary differences which ceased to exist when these entities transitioned from Queensland Government ownership and the National Tax Equivalent Regime to being members of the AGL Energy Limited tax-consolidated group.

Subject to the finalisation of the provisional acquisition accounting, all identifiable intangible assets have been recognised separately from goodwill. Goodwill arises from various portfolio benefits that will arise from integrating the activities of the Powerdirect and Sun Gas Retail businesses with that of AGL. The acquisition has augmented AGL's position as the largest energy retailer in Australia and enhanced its competitive position by reducing average cost per account across the entire retail business. The addition of a Queensland retail portfolio base will support future generation developments and participation in any future privatisation of generation facilities in Queensland.

Independent Auditor's Report to the Members of AGL Energy Limited

Report on the Concise Financial Report

The accompanying Concise Financial Report of AGL Energy Limited comprises the balance sheet as at 30 June 2007, the income statement, statement of recognised income and expenses and cash flow statement for the year then ended and related notes, derived from the audited financial report of AGL Energy Limited for the year ended 30 June 2007. The Concise Financial Report does not contain all the disclosures required by the Australian Accounting Standards.

Directors' Responsibility for the Concise Financial Report

The Directors are responsible for the preparation and presentation of the Concise Financial Report in accordance with Accounting Standard AASB 1039 Concise Financial Reports, and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation of the Concise Financial Report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the Concise Financial Report based on our audit procedures. We have conducted an independent audit, in accordance with Australian Auditing Standards, of the financial report of AGL Energy Limited for the year ended 30 June 2007. Our audit report on the financial report for the year was signed on 14 September 2007 and was not subject to any modification. The Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report for the year is free from material misstatement.

Our procedures in respect of the Concise Financial Report included testing that the information in the concise financial report is derived from, and is consistent with, the financial report for the year, and examination on a test basis, of evidence supporting the amounts and other disclosures which were not directly derived from the financial report for the year. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report complies with Accounting Standard AASB 1039 Concise Financial Reports.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's Opinion

In our opinion, the concise financial report of AGL Energy Limited for the year ended 30 June 2007 complies with Accounting Standard AASB 1039 Concise Financial Reports.

DELOITTE TOUCHE TOHMATSU

G Couttas, Partner
Chartered Accountants, Sydney, 14 September 2007

Deloitte. Liability limited by a scheme approved under Professional Standards Legislation.

Auditor's Independence Declaration to AGL Energy Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the Directors of AGL Energy Limited.

As lead audit partner for the audit of the financial statements of AGL Energy Limited for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the review.

Yours faithfully,

DELOITTE TOUCHE TOHMATSU

G Couttas, Partner
Chartered Accountants, Sydney, 14 September 2007

Deloitte. Liability limited by a scheme approved under Professional Standards Legislation.

Shareholding information.

The following information is provided regarding the Issued Capital of AGL as at 20 August 2007:

1. The Issued Capital consisted of 433,555,467 fully-paid ordinary shares each entitled to one vote.
2. There were 112,760 holders of these ordinary shares.
3. There were 1,045 holders of less than a marketable parcel of 32 shares.
4. The distribution of holders was:

	No. of holders	%
1 – 1,000 shares	56,133	49.78
1,001 – 5,000 shares	47,839	42.43
5,001 – 10,000 shares	5,806	5.15
10,001 – 100,000 shares	2,856	2.53
100,001 shares and over	126	0.11
	112,760	**100**

5. The location of holders was:

cation	No. of holders	%	No. of shares	%
Australia	108,837	96.52	424,857,113	98.00
USA and Canada	479	0.43	390,511	0.09
United Kingdom	331	0.29	376,267	0.09
New Zealand	2,909	2.58	7,440,261	1.72
Others	204	0.18	491,315	0.10
	112,760	**100**	**433,555,467**	**100**

6. The class of holders was:

Class of holder	No. of holders	%	No. of shares	%
Individuals	62,238	55.20	115,298,321	26.59
Companies and other	50,522	44.80	318,257,146	73.41
	112,760	**100**	**433,555,467**	**100**

7. The twenty largest holders held 41.66% of the Issued Capital:

Twenty largest holders as at 20 August 2007	Fully-paid ordinary shares	% of total issued shares
HSBC Custody Nominees (Australia) Limited	41,805,281	9.64
National Nominees Limited	39,899,741	9.20
J P Morgan Nominees Australia	28,506,619	6.58
icorp Nominees Pty Limited	18,112,553	4.18
ANZ Nominees Limited	8,805,761	2.03
Cogent Nominees Pty Limited	6,769,489	1.56
Queensland Investment Corporation	4,804,732	1.11
Australian Foundation Investment Company Limited	4,326,991	1.00
RBC Dexia Investor Services	3,765,262	0.87
AMP Life Limited	3,575,120	0.82
Invia Custodian Pty Limited	3,557,153	0.82
Suncorp Custodian Services Pty Limited	2,433,680	0.56
Argo Investments Limited	2,393,787	0.55
UBS Wealth Management Australia Nominees Pty Ltd	2,218,694	0.51
Australian Reward Investment	2,214,552	0.51
Bond Street Custodians Limited	2,163,297	0.50
Custodial Services Limited	1,465,526	0.34
Questor Financial Services Limited	1,455,986	0.34
Gwynvill Investments Pty Limited	1,263,150	0.29
Milton Corporation Limited	1,075,060	0.25
	180,612,434	**41.66**

Shareholder information.

Share Registry

Shareholders with enquiries about any aspect of their shareholdings are invited to contact AGL's Share Registry as follows:

AGL Share Registry
Link Market Services Limited
Level 12, 680 George Street
Sydney New South Wales 2000

(Postal Address: Locked Bag A14, Sydney South New South Wales 1235)

Tel: 1800 824 513
(within Australia)
+61 2 8280 7115
(International)

Fax: 02 9287 0303
(within Australia)
+61 2 9287 0303
(International)

Email: aglenergy@linkmarketservices.com.au
www.linkmarketservices.com.au

When communicating with the Share Registry, it will assist if you can quote your current address together with your Security Reference Number (SRN) or Holder Identification Number (HIN) as shown on your Issuer Sponsored/CHESS statements.

The Final Dividend

The final dividend of 26.0 cents per share, 100% franked, will be paid on Friday 28 September 2007. Shareholders may nominate a bank, building society or credit union account within Australia for the payment of dividends for direct credit. Payments are electronically credited on the dividend payment date and confirmed by a mailed or electronic payment advice. Payment instructions can either be lodged online or an appropriate form can be downloaded from the Share Registry's website.

AGL's Dividend Reinvestment Plan has now been activated. Shareholders who lodged applications by 6 September 2007 will participate for the final dividend.

AGL website

The AGL website address is: **www.agl.com.au**. If you visit the 'Share Registry' and 'Access your Shareholding' pages, located in the Investor Centre of the AGL website, you can also check the share price and graphs, check your current holding balances, download a variety of instruction forms, subscribe to email announcements and elect to receive electronic dividend statements.

Reporting to Shareholders

Recent changes to the Corporations Act 2001 mean that AGL need only provide shareholders with access to this Annual Report on AGL's website, unless they have specifically requested to be sent a printed or electronic copy. AGL has elected this year to continue to provide printed copies to all shareholders unless they have specifically requested otherwise. Shareholders seeking a copy of the Full Financial Report should subscribe online or contact the Share Registry. The Full Financial Report is published within the AGL Full Annual Report 2007 and is also available on the AGL website.

Change of name, address or banking details

Shareholders who are issuer sponsored should advise the Share Registry immediately of a change of name, address or banking details for dividends electronically credited to a bank account. All such changes must be advised online or in writing and cannot be accepted by telephone. For a change of name, supporting documentation must accompany your written advice. Appropriate forms can also be downloaded from the Share Registry's website.

Shareholders who are CHESS sponsored should instruct their sponsoring broker in writing to notify the Share Registry of any change.

Tax File Number (TFN) / Australian Business Number (ABN)

It is not compulsory to provide a TFN or ABN. However AGL will be required to deduct tax at the top marginal rate from the unfranked portion of any dividend paid to shareholders who have not provided either a TFN/ABN or details of a relevant TFN exemption. TFN/ABN notification forms can be obtained by contacting the Share Registry, lodging your details online or by downloading the appropriate form from the Share Registry's website.

Consolidation of Shareholdings

Shareholders who wish to consolidate multiple shareholdings into a single shareholding should advise the Share Registry or their sponsoring broker, whichever is applicable, in writing.

Registered Office

AGL, 72 Christie Street,
St Leonards New South Wales
2065, Australia

Tel: 02 9921 2999
(within Australia)
+61 2 9921 2999
(International)

Company Secretary
Paul McWilliams ACA, MApFin

Directory of offices.

Head Office

AGL Energy Limited
72 Christie Street
St Leonards NSW 2065

Tel: 02 9921 2999
Fax: 02 9921 2552

Merchant Businesses

Sydney
72 Christie Street
St Leonards NSW 2065

Tel: 02 9921 2999
Fax: 02 9921 2552

Melbourne
120 Spencer Street
Melbourne VIC 3000

Tel: 03 8633 6000
Fax: 03 8633 6002

Canberra
ActewAGL House
Level 5, 221 London Circuit
Canberra City ACT 2601

Tel: 131 245
Fax: 1300 660 245

Brisbane
Level 31, Comalco Place
12 Creek Street
Brisbane QLD 4000

Tel: 07 3023 2461
Fax: 07 3228 8126

Adelaide
226 Greenhill Road
Eastwood SA 5063

Tel: 1300 137 245
Fax: 1800 654 337

Retail Energy

Sydney
72 Christie Street
St Leonards NSW 2065

Tel: 02 9921 2999
Fax: 02 9921 2552

Melbourne
120 Spencer Street
Melbourne VIC 3000

Tel: 03 8633 6000
Fax: 03 8633 6002

Canberra
ActewAGL House
Level 5, 221 London Circuit
Canberra City ACT 2601

Tel: 02 6248 4001
Fax: 02 6248 4016

Brisbane
Level 31, Comalco Place
12 Creek Street
Brisbane QLD 4000

Tel: 07 3023 2495
Fax: 07 3229 7621

Adelaide
226 Greenhill Road
Eastwood SA 5063

Tel: 1300 137 245
Fax: 1800 654 337

Chile

Viña del Mar
AGL Chile Operations
Camino Internacional 1420
Reñaco Alto
Viña del Mar, Chile
South America

Tel: 0011 56 32 2277000
Fax: 0015 56 32 2277280

Important dates.

31 August 2007:	Shares began trading ex-dividend.
06 September 2007:	Record date for final dividend.
28 September 2007:	Final dividend payable.
08 November 2007:	Annual General Meeting. The Annual General Meeting of AGL will be held in the City Recital Hall commencing at 10.30am.

Sustainable Forest Management

ISO 14001 Accredited

About this report

This report is printed on Impress Silk, an Australian-made paper. Energy used in its manufacturing process is 92% renewable, sourced from zero-emission hydroelectric and wind farm power.

Impress paper is manufactured under the highest level of international environmental standards, ISO 14001. Assessment of these systems is undertaken by SAI Global (SAI) and Det Norske Veritas (DNV); recognised world leaders in environmental auditing.

All inks and varnishes used to print it have a vegetable oil base (such as linseed oil and soya oil) obtained from non-genetically modified plants and trees.

It was designed by Cobé Design and printed by Lilyfield Printing.

All individuals who kindly appear in this report are staff, family and friends of AGL.


AGL

AGL

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited -- Company Announcements Office
Date	27-Sep-2007
Time	08:33:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Proxy Appointment Form 2007 AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Toll free: 1800 824 513
From outside Australia: +61 2 8280 7115
Facsimile: (02) 9287 0309
ASX Code: AGK
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

X99999999999

I/We being a member(s) of AGL and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:30am on Thursday, 8 November 2007, at the City Recital Hall, Angel Place, Sydney and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert X in the appropriate box below.**

Resolution	For	Against	Abstain*
Resolution 2 Adopt the Remuneration Report (advisory only)	☐	☐	☐
Resolution 3(a) Re-elect Mr M R G Johnson as a Director	☐	☐	☐
Resolution 3(b) Re-elect Mr M G Ould as a Director	☐	☐	☐
Resolution 3(c) Re-elect Mr B Phillips as a Director	☐	☐	☐
Resolution 4 Approve the issue of 56,550,000 shares	☐	☐	☐
Resolution 5 Approve Financial Assistance of the Company's Subsidiaries	☐	☐	☐

C ☐

IMPORTANT: FOR RESOLUTION 4 ABOVE

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do **not** wish to direct your proxy how to vote as your proxy in respect of Resolution 4 above, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even though he has an interest in the outcome of that Resolution and that votes cast by him for that Resolution, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Resolution 4 and your votes will not be counted in calculating the required majority if a poll is called on this Resolution. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 4.

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

AGK PRX742

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy may be an individual or a body corporate.

3 Votes on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, either securityholder may sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10:30am on Tuesday, 6 November 2007, being not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to AGL's share registry as follows:
  AGL
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235
  Facsimile: (02) 9287 0309
- lodging it online at Link's website (www.linkmarketservices.com.au) in accordance with the instructions given there (you will be taken to have signed your proxy form if you lodge it in accordance with the instructions given on the website);
- delivering it to Level 12, 680 George Street, Sydney NSW 2000.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	AGL ENERGY LIMITED
Fax number	0299212552
From	ASX Limited – Company Announcements Office
Date	27-Sep-2007
Time	08:33:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Notice of AGM 2007

AGL Energy Limited
ABN 74 115 061 375
72 Christie Street
St Leonards NSW 2065

Notice of Annual General Meeting of shareholders

27 September 2007

Dear shareholder,

I am pleased to invite you to attend the 2007 Annual General Meeting of shareholders (AGM), which has been scheduled as follows:

Date: Thursday, 8 November 2007
Time: 10.30am (Sydney time)
Venue: City Recital Hall, Angel Place, Sydney

A map and transportation instructions (whether travelling by train, bus, car or taxi) follow, for your information.

The business to be dealt with at the AGM is provided on pages 3 & 4 of this Notice of Meeting.

If you are able to attend the AGM, please bring the enclosed proxy form with you to facilitate registration at the AGM.

If you do not plan on attending the AGM, you are encouraged to appoint a proxy to attend and vote on your behalf by lodging your proxy appointment online at **www.linkmarketservices.com.au** or by completing the enclosed proxy form and returning it in the envelope provided. Instructions on how to appoint a proxy are detailed on the back of the proxy form. Proxies must be received no later than 10.30am (Sydney time) on Tuesday, 6 November 2007 to be valid for the AGM. Proxies may be lodged online or returned by mail or by fax on 02 9287 0309.

You are encouraged to let us know of any questions you may have before the AGM. Details of how to lodge those questions prior to the AGM are on the last page of this Notice.

We look forward to seeing you at the AGM.

Yours sincerely

Mark Johnson
Chairman

How to find the City Recital Hall

You can use the map below to find the nearest transport routes and the location of the Meeting – the **City Recital Hall, Angel Place, Sydney NSW.**



Hunter Street
Wynyard
Erskine Street
Carrington Street
Wynyard Lane
Clarence Street
York Lane
York Street
Wynyard Street
George Street
Ash Street
City Recital Hall
Angel Place
Pitt Street
Martin Place
Martin Place
Barrack Street
Barrack Street

By Train
The City Recital Hall is a short walk from Wynyard Station.

By Bus
Major bus interchanges are nearby at George and York Streets.

By Car
There are many car parks located within walking distance.

By Taxi
Your taxi can enter from George Street.

For more specific information about public transport routes and timetables, contact the State Transit Authority on 131500 or visit 131500.com.au

Ordinary Business

1. To receive and consider the Financial Report of the Company and the consolidated entity and the Reports of the Directors and Auditor for the financial year ended 30 June 2007.

2. To adopt the Remuneration Report for the financial year ended 30 June 2007, as set out in the Directors' Report section of the Annual Report. *(Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.)*

3. To elect Directors:

   (a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That Mr M R G Johnson, a Director who retires by rotation at the close of the Meeting in accordance with Clause 58 of the Company's Constitution and being eligible, is re-elected as a Director of the Company.'

   (b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That Mr M G Ould, a Director who retires by rotation at the close of the Meeting in accordance with Clause 58 of the Company's Constitution and being eligible, is re-elected as a Director of the Company.'

   (c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That Mr B Phillips, a person who has been appointed as a Director in accordance with Clause 56.1 of the Company's Constitution, be re-elected as a Director of the Company in accordance with Clause 56.2 of the Company's Constitution.'

Special Business

4. Approval of a placement of fully-paid ordinary shares by the Company in the last twelve months:

   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That for the purposes of listing rule 7.4 of the Listing Rules of ASX Limited, approval is given to the issue of 56,550,000 fully-paid ordinary shares in the Company on 27 February 2007 made by way of placement.'

5. Approval of financial assistance by certain of the Company's subsidiaries in connection with the acquisition of the Sun Gas, Powerdirect and Torrens Island Power Station businesses.

To consider, and if thought fit, to pass the following resolution as a special resolution:

'That, for the purposes of section 260B(2) of the Corporations Act 2001 (Cth), approval is given for the financial assistance to be provided, from time to time, by the following subsidiaries of the Company:

(a) AGL Sales (Queensland) Pty Limited ACN 121 177 740 in connection with the Sun Gas Acquisition;*

(b) Each of AGL Energy Services (Queensland) Pty Limited ACN 104 759 471, AGL Sales (Queensland Electricity) Pty Limited ACN 078 875 902, Australian Energy Ltd ACN 083 183 028 and Powerdirect Pty Limited ACN 067 609 803 in connection with the Powerdirect Acquisition;*

(c) Each of AGL SA Generation Pty Limited ACN 081 074 204, AGL Torrens Island Pty Limited ACN 081 074 197 and AGL Torrens Island Holdings Pty Limited ACN 071 611 017 in connection with the TIPS Acquisition; and*

(d) Any other subsidiary of any of the Targets, if required in the future,*

each as described in the Explanatory Notes to the Notice of Meeting.

** Defined in the Explanatory Notes to the Notice of Meeting.'*

By Order of the board

Paul McWilliams

Company Secretary
27 September 2007

Determination of entitlement to vote

For the purpose of the Meeting, the Directors have determined that shares will be taken to be held by persons registered as shareholders as at 7.00pm (Sydney time) on Tuesday, 6 November 2007.

Voting exclusion

The Company will disregard any vote cast on Item 4 by any shareholder of the Company who participated in the issue made by way of placement on 27 February 2007 and by any associate of any such shareholder.

However, the Company will not disregard a vote cast on Item 4 if:

(i) it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(ii) it is cast by the Chairman of the Meeting as proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

Proxies

Each shareholder may appoint a proxy, who need not be a shareholder, to attend and vote at the AGM on the shareholder's behalf. A shareholder who is entitled to attend and cast two or more votes at the Meeting may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise on a poll. If the shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes that each may exercise, each may exercise half of the votes (disregarding fractions) on a poll.

A proxy form and, if not signed by the shareholder, the power of attorney or other authority (if any) under which the proxy form is signed (or a certified copy of that power of attorney or other authority) must be received by the Company at least 48 hours before the time for holding the Meeting – that is, by 10.30am (Sydney time) on Tuesday, 6 November 2007. Documents may be lodged with the Company by:

(i) appointing a proxy online at the AGL Share Registry site **www.linkmarketservices.com.au**; or

(ii) posting them in the accompanying reply-paid envelope to Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235; or

(iii) sending them by fax to the AGL Share Registry on (02) 9287 0309; or

(iv) delivering them to the AGL Share Registry located at Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000.

Corporate representatives

A company wishing to appoint a person to act as its representative at the meeting must provide that person with a letter executed in accordance with the company's constitution and the Corporations Act authorising him or her to act as the member's representative.

Ordinary Business

Item 1

To receive and consider the Financial, Directors' and Auditor's Reports for the financial year ended 30 June 2007

The AGL Concise Annual Report 2007 has been sent to shareholders (other than those who have elected not to receive it or to receive the AGL Full Annual Report 2007). The AGL Full Annual Report 2007 has been sent to those shareholders who have requested it. Both Reports can be found on the Company's website (**www.agl.com.au**) under 'Investor Centre'. During discussion of this item, there will be an opportunity for shareholders to ask questions about, or comment on, the Reports and the management and performance of the Company.

Item 2

Adoption of the Remuneration Report for the financial year ended 30 June 2007

The Company is required under the *Corporations Act 2001* (Cth) to include, in the business of its Annual General Meeting, a resolution that its Remuneration Report for the financial year ended 30 June 2007 be adopted. The resolution is advisory only and does not bind the Directors or the Company. During discussion of this item, there will be an opportunity for shareholders to ask questions about, or comment on, the Remuneration Report.

The Remuneration Report is set out in the Directors' Report section of the AGL Concise Annual Report 2007 and the AGL Full Annual Report 2007. The Remuneration Report:

- sets out the Company's policy in respect of remuneration paid to the board, the Managing Director and senior executives;
- explains how Directors' fees are determined within the aggregate limit approved by shareholders;
- describes the elements of remuneration paid to the Managing Director and senior executives, the links to Company and individual performance and the criteria used to assess performance; and
- sets out the remuneration details for each Director and nine specified executives.

The Directors recommend that shareholders vote in favour of Item 2.

Item 3
Election of Directors



(a) **Mark Johnson** LLB MBA Age: 66

Term: Non-executive Director and Chairman since 17 February 2006.

Independent: Yes.

Committees: Chairman of the People and Performance, and Health, Safety and Environment Committees.

Directorships: Chairman of Macquarie Infrastructure Group (commenced as a Director in 1996). Mark is also Chairman of the Australian Strategic Policy Institute and Chairman of the APEC Business Advisory Council.

Experience: Previously non-executive Deputy Chairman of Macquarie Bank Limited (commenced as a Director in 1987 and retired on 19 July 2007), a Director of Pioneer International, Sydney Futures Exchange, the Victor Chang Cardiac Research Institute and Chairman of The Australian Gas Light Company (commenced as a Director in 1988 and retired on 25 October 2006).

The Directors (excluding Mr M R G Johnson) recommend that shareholders vote in favour of Item 3(a).



(b) **Max Ould** BEc Age: 60

Term: Non-executive Director since 17 February 2006.

Independent: Yes.

Committees: Member of the People and Performance, and Health, Safety and Environment Committees.

Directorships: Chairman of Goodman Fielder Limited (commenced in 2005 and appointed Chairman in September 2006). Director of Pacific Brands Limited (commenced in 2004) and Foster's Group Limited (commenced in 2004).

Experience: Previously he was Managing Director of National Foods Limited and a Director of The Australian Gas Light Company (commenced in 2004 and retired on 25 October 2006).

The Directors (excluding Mr M G Ould) recommend that shareholders vote in favour of Item 3(b).



(c) **Bruce Phillips** BSc (Hons) Age: 52

Term: Non-executive Director since 23 August 2007.

Independent: Yes.

Committees: Member of the Health, Safety and Environment Committee.

Directorships: Managing Director of Australian Worldwide Exploration Limited (AWE) (commenced in 1997 and retired on 31 August 2007).

Experience: Previously Business Development Manager of Command Petroleum and Consulting Energy Advisor to Prudential-Bache Securities. Bruce is a petroleum industry expert with more than 30 years of technical, financial and managerial experience in the upstream sector of the petroleum industry. He founded and managed AWE, was chief technical advisor to Petroleum Securities Australia Limited, and was an expert advisor to News Corporation Limited.

The Directors (excluding Mr B Phillips) recommend that shareholders vote in favour of Item 3(c).

Special Business

Item 4

Approval of a placement of fully-paid ordinary shares in the Company made in the last twelve months.

The Company is seeking the approval of shareholders, for the purposes of listing rule 7.4 of the Listing Rules of ASX Limited (**'ASX Listing Rules'**), in respect of the issues of shares that has been made by the Company in the last twelve months set out in the following table:

Reason for the issue and persons to whom the issue was made	Date of issue	No. of shares issued	Issue price	Terms of shares issued	Use of the funds raised
Issued under an institutional placement to persons nominated by Goldman Sachs JB Were, J P Morgan and UBS, who acted as joint lead managers and underwriters for the placement.	27/02/2007	56,550,000	$16.50	Fully-paid ordinary shares	To partially fund the acquisition of Powerdirect Australia Pty Ltd and Powerdirect Utility Services Pty Ltd from the Queensland Government for a total consideration of $1,234 million.

The shares issued rank equally with other existing fully-paid ordinary shares in the Company (except that they were not entitled to the interim dividend of 9.5 cents per share declared for the period to 31 December 2006).

What is the effect of listing rule 7.1?

In general terms, listing rule 7.1 of the ASX Listing Rules imposes a 15% cap on the number of shares that can be issued by the Company, without approval of shareholders or ASX waiver, in any twelve month period (**15% limit**). However, the Company is permitted to issue shares (or other securities) in excess of the 15% limit if those shares are issued in reliance on an exception to listing rule 7.1 or the issue is approved by shareholders or an ASX waiver is obtained.

Why is the Company seeking approval for the issues of shares?

The effect of the proposed approval by shareholders of Item 4 would be that the shares set out in the table, that have been issued by the Company in the last twelve months, will not count toward the 15% limit. A consequence of approval is that the share issues which are approved will increase the number of shares from which the 15% limit is calculated.

The Directors do not currently have any specific intention to make an issue of shares prior to 28 February 2008 without approval of shareholders under listing rule 7.1, unless the issue falls under an exception to the 15% rule in listing rule 7.2. However, the Directors consider that it is appropriate and prudent for approval to be sought at the Meeting, in respect of the relevant issues of shares in the last twelve months, as this approval will enhance the Company's flexibility to finance strategic transactions through raising equity capital, should the Directors consider that it is in the best interests of the Company to do so. If this approval is not given at the Meeting, the Company may need to incur the costs and delay of convening a special general meeting of the Company during the period up to 28 February 2008, if the Directors propose to issue securities which do not fall under an exception to the 15% rule in listing rule 7.2.

The Company is seeking the approval of shareholders, for the purposes of listing rule 7.4, in Item 4, so that the issue will not count towards the 15% limit. The Directors believe that it is in the best interests of the Company that the Directors maintain their ability to issue up to 15% of the issued capital of the Company in the period up to 28 February 2008. Listing rule 7.4 enables shareholders to subsequently approve the issue of such shares for the purposes of listing rule 7.1.

The Directors unanimously recommend that shareholders vote in favour of Item 4.

Item 5

Approval of financial assistance by certain of the Company's subsidiaries in connection with the acquisition of the Sun Gas, Powerdirect and Torrens Island Power Station businesses.

Background

On 24 October 2006 (but amended subsequently), the Company entered into the following debt facilities to fund the general corporate purposes of the Company and its subsidiaries **(AGL Group)**:

a $1,900,000,000 subscription agreement **(Subscription Agreement)** between, the Company (as the Borrower), The Royal Bank of Scotland plc ABN 30 101 464 528 and Westpac Banking Corporation ABN 33 007 457 141 (as the Mandated Lead Arranger and Underwriter), the financial institutions listed in Part II of Schedule 1 to the Subscription Agreement (as the Lenders) and Westpac Banking Corporation (as the Agent); and

a $500,000,000 revolving facility agreement **(Revolving Facility Agreement)** between the Company (as the Borrower), The Royal Bank of Scotland plc ABN 30 101 464 528 and Westpac Banking Corporation ABN 33 007 457 141 (as the Mandated Lead Arranger and Underwriter), the financial institutions listed in Part II of Schedule 1 to the Revolving Facility Agreement (as the Lenders) and Westpac Banking Corporation (as the Agent).

On 27 June 2007, the Company entered into a $300,000,000 bridge facility agreement **(Bridge Facility Agreement)** between the Company (as the Borrower), the subsidiaries of the Company listed in Part I of Schedule 1 to the Bridge Facility Agreement (as the Original Guarantors) and JPMorgan Chase Bank, N.A., Sydney Branch ABN 43 074 112 011 and Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (as the Lenders). The Bridge Facility Agreement was entered into to fund, directly or indirectly, the acquisition of the Torrens Island Power Station Target (defined below) and any transaction costs incurred by the Company in connection with such acquisition.

The borrower under each of the facilities is the Company. The Subscription Agreement, Revolving Facility Agreement and Bridge Facility Agreement **(Facility Agreements)** charge interest and include events of default and undertakings (including negative pledges and undertakings not to dispose of assets), representations and warranties from the Company consistent with facilities of the nature granted or as required by the lenders in the particular circumstances. The Facility Agreements also require the Company to ensure that certain subsidiaries of the Company (determined by 'guarantor tests' in the Facility Agreements) are guarantors in respect of the facilities **(Guarantor Undertaking)**.

The AGL Group has made the following acquisitions (Acquisitions) in the past twelve months:

AGL Sales Pty Limited ACN 090 538 337 has purchased the entire issued share capital of AGL Sales (Queensland) Pty Limited ACN 121 177 740 (**Sun Gas Target**) under an agreement dated 25 November 2006 (**Sun Gas Acquisition**);

AGL Sales Pty Limited ACN 090 538 337 has purchased the entire issued share capital of each of AGL Energy Services (Queensland) Pty Limited ACN 104 759 471 and AGL Sales (Queensland Electricity) Pty Limited ACN 078 875 902 (each a **Powerdirect Target**) under an agreement dated 16 February 2007 (**Powerdirect Acquisition**); and

AGL Sales Pty Limited ACN 090 538 337 has purchased the entire issued share capital of AGL Torrens Island Holdings Pty Limited ACN 071 611 017 (**Torrens Island Power Station Target** or **TIPS Target**) under an agreement dated 1 July 2007 (**Torrens Island Power Station Acquisition** or **TIPS Acquisition**).

On completion of each of the Acquisitions, each of the Sun Gas Target, Powerdirect Targets and TIPS Target (each a **Target**) and its subsidiaries (each Target and its subsidiaries referred to as a **Target Group**) became subsidiaries of the Company. Funds drawn under the Facility Agreements were used to fund part of the purchase price for some or all of the Acquisitions. In accordance with the 'guarantor tests' in the Facility Agreements, the Company is now required to ensure that the members of the Target Groups referred to in paragraphs (a) to (d) of the proposed resolution (**Target Guarantors**) become guarantors of the Facility Agreements.

Restrictions on companies giving financial assistance
Section 260A(1) of the Corporations Act provides that a company may financially assist a person to acquire shares in the company or a holding company of the company if the assistance is approved by shareholders under section 260B of the Corporations Act.

Approval by the shareholders of the Target Guarantors has already been given. However, under section 260B of the Corporations Act, if immediately after the acquisition, the company will be a subsidiary of another corporation which is listed in Australia (**Listed Australian Holding Company**), the financial assistance must also be approved by a special resolution of the holding company. Because the Company is the Listed Australian Holding Company of the Target Guarantors, shareholders of the Company are asked to approve the giving of financial assistance.

A company may be regarded as giving financial assistance if it gives something needed in order that a transaction be carried out or something in the nature of aid or help. Common examples of financial assistance include issuing a debenture, giving security over the company's assets, and giving a guarantee or indemnity in respect of another person's liability. The giving of guarantees (and the undertaking of the other obligations described below) by the Target Guarantors in respect of the Facility Agreements would give financial assistance to the Company and hence to the purchaser referred to above in connection with the relevant acquisitions.

Current Guarantees
The facilities under the Subscription Agreement are currently guaranteed by certain of the subsidiaries of the Company (**Initial Guarantors**). The Initial Guarantors entered into a Deed of Guarantee and Indemnity dated 24 October 2006 (**Subscription Agreement Guarantee**). Under the Subscription Agreement Guarantee, in addition to the guarantee and indemnities included in that document, the Initial Guarantors give representations, warranties and undertakings which are substantially similar to those given by the Company under the Subscription Agreement.

The facilities under the Revolving Facility Agreement are currently guaranteed by the Initial Guarantors. The Initial Guarantors entered into a Deed of Guarantee and Indemnity dated 25 October 2006 (**Revolving Facility Agreement Guarantee**). Under the Revolving Facility Agreement Guarantee, in addition to the guarantee and indemnities included in that document, the Initial Guarantors give representations, warranties and undertakings which are substantially similar to those given by the Company under the Revolving Facility Agreement.

The facilities under the Bridge Facility Agreement are currently guaranteed by the Initial Guarantors. The guarantee and indemnities given by the Initial Guarantors are included in the Bridge Facility Agreement which the Initial Guarantors, together with the Company, executed on 27 June 2007. Under the terms of the Bridge Facility Agreement, the Initial Guarantors also give representations, warranties and undertakings which are substantially similar to those given by the Company.

Accession to the Guarantees
It is proposed that, in order for the Company to comply with the Guarantor Undertakings under the Subscription Agreement, the Revolving Facility Agreement and the Bridge Facility Agreement, the Target Guarantors accede as guarantors to each of the Subscription Agreement Guarantee, the Revolving Facility Agreement Guarantee and the Bridge Facility Agreement pursuant to:

(a) a guarantor accession letter under the Subscription Agreement Guarantee;

(b) a guarantor accession letter under the Revolving Facility Agreement Guarantee; and

(c) a guarantor accession letter under the Bridge Facility Agreement,

(each a **Subsidiary Deed of Accession**).

Upon execution of each of the Subsidiary Deeds of Accession, the Target Guarantors would (among other things) become bound by the guarantees, indemnities and undertakings and give the representations and warranties referred to above.

In addition, the Target Guarantors may, or may be required to:

subordinate intercompany claims;

transfer assets to, or assume other liabilities of, the Company or other subsidiaries or related parties of the Company;

make available directly or indirectly their cash flows (whether through dividends, capital distributions, intercompany loans or otherwise) or other resources in order to enable the Company and the other guarantors to comply with their payment and other obligations in respect of the Subscription Agreement, the Subscription Agreement Guarantee, the Revolving Facility Agreement, the Revolving Facility Agreement Guarantee, the Bridge Facility Agreement and all other related documents **(Finance Documents)**;

consent or agree to amendments to the financing documents, including amendments that make their obligations more onerous;

provide additional support which may include incurring additional obligations and/or providing additional guarantees on the same or different terms to the Subscription Agreement Guarantee, the Revolving Facility Agreement Guarantee and guarantee contained in the Bridge Facility Agreement **(Guarantees)**; and

provide other financial assistance in connection with the Acquisitions including, without limitation, in connection with any refinancing.

Other subsidiaries of the Targets may in the future also provide or be required to provide financial assistance in connection with the Acquisitions in the same form as that to be provided by the Target Guarantors or in another form.

Future Financial Assistance

The resolution proposed would, if passed, also approve the giving of financial assistance by other subsidiaries of the Targets if required in the future. Where financial assistance is required to be given by such subsidiaries of the Targets in the future, the approval of shareholders of the relevant subsidiaries under section 260B(1) of the Corporations Act will be sought at that time.

Reasons for giving financial assistance

The reason for the giving of the financial assistance described above is to enable the Company to comply with certain of its obligations under the Finance Documents, namely the Guarantor Undertaking set out in each of the Facility Agreements.

If such obligations are not complied with an 'Event of Default' will occur under the Facility Agreements and the funding under the Facility Agreements may be required to be repaid.

Effect of financial assistance

As the Company is already liable for the amounts payable under the Finance Documents, the giving of the financial assistance described in this memorandum by each of the Target Guarantors is unlikely to have any adverse effect on the Company.

The substantial effect of the financial assistance on the Target Guarantors is that each Target Guarantor will have guaranteed all amounts payable under the Finance Documents. The operations of the Target Guarantors will also be restricted by the representations and undertakings given by them under the Guarantees.

The Directors of the Company do not currently believe that the Company, any of the Initial Guarantors or any of the Target Guarantors are likely to default in their obligations under the Finance Documents.

Advantages of the proposed resolution

The advantage to the Company of the proposed resolution is that the Target Guarantors will be able to accede to the Guarantees and so allow the Company to meet the guarantor tests under the Facility Agreements mentioned above and avoid the occurrence of an Event of Default. If an Event of Default occurs, the financiers may require immediate repayment of the amounts due under the Finance Documents. The Directors of the Company believe that the utilisation of its existing corporate facilities under the Subscription Agreement and the Revolving Facility Agreement is, or was, the most efficient form of financing available to finance, in part, each of the Acquisitions and that the utilisation of the bridge facility under the Bridge Facility Agreement is, or was, the most efficient form of financing available to finance, in part, the TIPS Acquisition.

The principal advantage of the proposed resolution to the Target Guarantors is that the Company will be able to maintain its ownership of the Target Group. The Directors of the Company believe that this is in the interests of the Target Guarantors because:

- the Target Guarantors will have greater access to funding in the bank and capital markets as a result of integration in the AGL Group;
- the Target Guarantors will benefit from synergies, cost savings and greater growth potential through that integration with the AGL Group; and
- the Target Guarantors will be able to retain existing management expertise and will have access to new management expertise provided by the Company and its affiliates.

The Directors of the Company believe that approving the financial assistance described above is in the interests of the Company.

Disadvantages of the proposed resolution

As the Company is already liable for the amounts due under the Finance Documents, the Directors of the Company do not believe there are any disadvantages to the Company of the proposed resolution.

The disadvantages of the proposed resolution for the Target Guarantors include the following:

(a) they will become liable for the amounts due under the Finance Documents;

(b) their operations will be restricted by the representations and undertakings given by them under the Guarantees;

(c) although the Directors consider this unlikely, the Company may default under the Finance Documents; and

(d) the financiers may then make a demand under the guarantees provided by the Target Guarantors requiring immediate repayment of the amounts due under the Finance Documents, which may result in a winding up of the Target Guarantors.

Passing the Financial Assistance Resolution

The resolution proposed is proposed as a special resolution and will be passed if 75% of the votes cast by shareholders are in favour of the resolution.

Prior notice to Australian Securities & Investments Commission

As required by section 260B(5) of the Act, copies of the Notice including these Explanatory Notes, as sent to the shareholders, were lodged with the Australian Securities & Investments Commission prior to their dispatch to shareholders.

Disclosure

The Directors consider that these Explanatory Notes contain all information known to the Company that would be material to the shareholders in deciding how to vote on the proposed resolution other than information which it would be unreasonable to require the Company to include because it has been previously disclosed to the shareholders of the Company.

Recommendation

The Directors unanimously recommend that the shareholders vote in favour of Item 5 to approve the giving of financial assistance.

Questions from shareholders

AGL Energy Limited (AGL) aims to ensure that Annual General Meetings and the Annual Report meet shareholders' expectations. Your views are essential to this.

If you would like further information on AGL, or would like to ask a question to AGL or the Auditor at this AGM, you may lodge your questions online by visiting the AGL Share Registry's website **www.linkmarketservices.com.au** or by completing the enclosed form and returning it in the enclosed reply paid envelope.

Questions for the AGM should be relevant to the business of the Meeting, and may include questions relating to the financial or other statutory reports or the motions before the Meeting, or general questions on AGL's management or performance, or questions to the Auditor concerning the content of the Auditor's Report or the conduct of the audit.

Questions for the AGM (including written questions to the Auditor) must be received at any of the addresses below by 5.00pm (Sydney time) on Thursday, 1 November 2007.

The Chairman of the Meeting will answer as many of the frequently asked questions as possible. The AGM will be webcast live at **www.agl.com.au** and a copy of the Chairman's speech will be available on the AGL website.

In accordance with the Corporations Act 2001 (Cth), shareholders will also be given a reasonable opportunity, as a whole, to:

- ask questions about, or make comments on, the management of the Company and on the Remuneration Report, at the Meeting; and
- ask the Auditor questions relevant to the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by the Company and the independence of the Auditor, at the Meeting.

If you would like to make a suggestion or comment on the Annual Report, please advise the Company in one of the following ways (this will allow us to incorporate your views into the content and design of future Annual Reports):

- **Online** at the AGL Share Registry's website www.linkmarketservices.com.au
- **Write** to the AGL Share Registry or Company Secretary by completing the enclosed form and sending it to the Share Registry in the enclosed reply paid envelope to: Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235;

  or post to: Company Secretary, AGL Energy Limited, Locked Bag 1837, St Leonards NSW 2065
- **Fax** to the AGL Share Registry on fax number 02 9287 0309.

END